Exhibit 99.1

China Southern Airlines Co., Ltd

Corporate Social Responsibility Report

2016

March 30, 2017

TABLE OF CONTENTS

1.	ABOUT THIS REPORT	5
2.	STATEMENT OF THE GENERAL MANAGER	6
3.	ABOUT US	8
3.1	Corporate Profile	8
3.2	Fleet and Network	10
3.3	Corporate Culture	12
3.4	Strategies and Governance	13
4.	HIGHLIGHTS OF 2016	14
4.1	“Sunshine Southern”	14
4.2	China Southern Airlines e-Travel	16
4.3	China Southern and the World	18
5.	RESPONSIBILITIES AND DEVELOPMENT	20
5.1	Managing Corporate Responsibilities	21
5.2	Analysis of Material Aspects	22
5.3	Communication with Stakeholders	24
5.3.1	Normalized Communication	24
5.3.2	Responsibility communication activities	26
6.	SAFE OPERATIONS	28
6.1	Safety System	29
6.2	Safety Assurance	31
6.3	Safety Control	33
6.3.1	Aircraft maintenance	33
6.3.2	Flight crew management	33
6.3.3	Emergency response and anti-terrorism	35
6.3.4	Dangerous goods management	36
6.4	Safety Performance	37
7.	GREEN OPERATIONS	38
7.1	Environmental Management	39
7.2	Addressing Climate Change	40
7.2.1	Flying green	40
7.2.2	Reducing Greenhouse Gas (GHG) emission	43
7.2.3	Active participation in carbon trading	44
7.3	Environmental Protection on the Ground	45
7.3.1	Use and treatment of water	45
7.3.2	Gas emission control	45

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7.3.3	Noise control	46
7.3.4	Waste treatment	46
7.4	Advocacy of Low-carbon Lifestyle	48
8.	SINCERE SERVICES	49
8.1	Service Structure	50
8.2	Service Improvement	50
8.2.1	On-time performance	50
8.2.2	Full-process chain of service	52
8.3	People First	54
8.3.1	Timely support to onboard medical emergencies	54
8.3.2	Fast-track medical transportation	55
8.3.3	Passengers with special needs	57
8.4	Listening to Feedbacks	59
8.4.1	Attention to complaints	59
8.4.2	Satisfaction Survey	60
9.	VIBRANT WORKPLACE	61
9.1	Human Resources Policy	62
9.1.1	Human rights protection	62
9.1.2	Composition of employees	62
9.1.3	Remuneration and benefits	63
9.2	Training System	65
9.2.1	Innovative courses	65
9.2.2	Training modes	65
9.3	Health Management	67
9.3.1	Health check	67
9.3.2	Counselling service	67
9.3.3	Public hygiene	68
9.4	Creating Harmony	69
9.4.1	Communication and dialogue	69
9.4.2	Care for employees with special needs	69
9.4.3	Enrich recreational activities	70
10.	SOCIAL INCLUSION	71
10.1	Targeted Poverty Alleviation	72
10.2	Special Flight	74
10.3	Culture and Education	75
10.3.1	Promotion of culture	75
10.3.2	Supporting education	75

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10.4	Integrating in Oversea Communities	77
10.5	Volunteer Services	78
11.	STABLE BUSINESSES	79
11.1	Business Performance	80
11.2	Efficient Operation	81
11.2.1	Reinforcement the foundation	81
11.2.2	Enhancement in coordination	81
11.2.3	Management and cost control	82
11.2.4	Risk Management	82
11.3	Supply Chain Management	85
11.3.1	Improve procurement management	85
11.3.2	Promoting suppliers’ fulfillment of CSR	85

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1.	ABOUT THIS REPORT

This is the 10th Social Responsibility Report of China Southern Airlines Company Limited (hereafter referred to as "we", "the Company", "China Southern" or "CSN"). In the past 10 years, we have been actively taking our responsibilities to stakeholders by continuously refining our corporate social responsibility (CSR) working structure and enriching the content of CSR; we have upheld our corporate core responsibilities of flight safety, environmental protection, and social welfare. Our actions have received wide focus and support from the society. With great appreciation and gratitude to all, China Southern will continue to make determined and persistent efforts, and work closely with all stakeholders to embark on a new journey of greater commitment to CSR.

Scope of report

This report is for the period from January 1, 2016, to December 31, 2016. Certain parts of this report may be traced back to previous years where applicable. The content of this report covers the Company and its subsidiaries.

References

This report has been prepared in accordance with the following:

●	Guidelines Concerning State-owned Enterprises’ Fulfilling Social Responsibilities published by the State-owned Assets Supervision and Administration Commission (SASAC);

●	Environmental, Social and Governance Reporting Guide published by the HKEx,

●	Guidelines on Sustainable Development Information Disclosure for Companies Listed on the Shanghai Stock Exchange published by the Shanghai Stock Exchange;

●	G4 Sustainability Reporting Guidelines (GRI 4.0).

●	National Standard GB/T36001-2015: Guideline on the Compilation of Corporate Social Responsibility Report;

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Source of data

Financial data used in this report were sourced from Annual Reports; other data were sourced from official corporate documents and statistics. Contents with asterisks (*) indicate that such data do not include Xiamen Airlines. The Board of Directors of the company and all directors hereby guarantee that this report contains no false records, misleading statements or major omission. The directors accept liabilities for the truthfulness, accuracy, and completeness of this report.

Availability of this report

This report is published in Chinese and English. If there is any inconsistency or ambiguity between the English version and the Chinese version, the Chinese version shall prevail. This report is available in printed and digital versions. The printed version may be found in China Southern Sky Pearl VIP Lounges, China Southern Ticketing Branches or China Southern Representative Offices. The digital version may be downloaded from our official website www.csair.com.

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2.	MESSAGE

2016 was an unusual year for China Southern. This year, we thoroughly implemented the decisions and plans of the Party Central Committee and the State Council, endeavored to carry out the works of reform, development and stabilization, actively undertook social responsibilities with "Sunshine Southern" as the starting point. We strived to gain trust from the Central Government, to increase satisfaction from the public and to build confidence from among the staff. Our performance in 2016 showed a positive and growing trend, achieved a fine beginning to the period of the 13th “Five-year Plan”.

We insist on safety first and keeping the safety bottom line. Safety is the lifeline of the development of the aviation industry. We have formulated and implemented the Opinions on Further Strengthening on Work Safety based on comprehensive research and analysis, hence established a safety management system covering safety regulations, safety control, and safety audit and assessment. In 2016, we have achieved safe flight hours of 2.38 million, transported 115 million passengers, eliminated incident by human errors, continued to maintain the best safety record in China’s civil aviation.

We insist on growth with stability and improving overall business performance. In 2016, the global economic situation became more intricate, the geopolitical risk increased, the oil price and exchange rates were fluctuating, and the aviation industry was faced with increasing number of uncertainties. We have taken steady steps in promoting quality improvement and efficiency enhancement in our business operation; our performance saw greater growth in contrary to a slowing economic trend. Our international network continued to expand, where the hub effect is getting increasingly discernible. In 2016, our fleet size has reached 700, with an operating income of 114.79 billion RMB, and a total profit of 7.64 billion RMB. Our total tax contribution to national and local governments has reached 6.6 billion.

We insist on active planning with implementation and clarifying development strategies. While focusing on the present, we also engage in planning with long-term perspective. We have made the decisive decision to relocate to the Beijing’s new airport under construction and promoted the Beijing-Guangzhou dual hub strategy. Furthermore, we initiated benchmarking and learning programs with Xiamen Airlines. Taking advantage of external resources at the World Internet Conference, we strived to create the “China Southern Airlines e-Travel” product, and identified the strategic orientation of standardization, integration, intelligence and internationalization.

We insist on reduction in environmental impact and promoting green development. Environmental protection and energy and emission reduction are critical part of a company’s corporate social responsibilities. We highly focus on climate change and the situation of smog and have established and optimized a energy consumption management system. In 2016, we became one of the first airlines in China to introduce new generation, more environmentally friendly aircraft types such as the A320neo, effectively reduced fuel consumption and greenhouse gas emissions. Overall in 2016, we have optimized flight routes for 79,000 flights, produced fuel saving of over 20,000 tons and CO2 emission reduction of over 60,000 tons.

We focus on customer experience and improving service quality. Service is the essence of the aviation industry. Based on market demand, we launched the "China Southern Airlines e-Travel" product that aims to provide seamless and carefree electronic services throughout a passenger’s journey with one Smartphone. We made particular improvements in terms of flight on-time performance, which is also a much-concerned issue from passengers’ perspective. With rectification of irregular flights and perfection on contingency plans, our flight on-time performance has hit the best in the past 5 years. In 2016, we were ranked top 15 in the World’s Most Loved Airlines List by SKYTRAX, also the 1st place among all mainland China airlines.

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We focus on staff training and creating a dynamic workplace. We have steadily promoted the reform of the employment system and have generally eliminated the dual system in employment. In order to support the growth of our employees, we have also selected senior and experienced employees to be the mentors of our younger employees to help and guide them through their career path. We have organized over 9,600 training of all kinds throughout the year. At China Southern, the physical and mental health of our employees are of high importance. We have prepared employee health handbook and provided free counseling services. Furthermore, we have reached out to the more vulnerable groups including the female employees, employees suffering from poverty, and the retirees. All of which are part of the goal to create a vital, equal and happy workplace.

We actively contribute to the community and promote social inclusion. We always see returning to the community as one of the most important responsibilities. We have undertaken the “One-belt, One-road” national strategy and have become the largest carrier serving destinations along “One-belt, One-road”. With our professional advantage, we have operated 80 special flights for international peacekeeping, government charter, and emergency relief and rescue. We were the first Chinese carrier to land at Yongshu (Fiery Cross) Reef and Meiji (Mischief) Reef in the South China Sea. China Southern is the first Chinese carrier to launch green channel for the transportation of donated human organs and is also the first to initiate an “Onboard Medical Volunteer” program. In terms of social services, we implemented the national policy of taking targeted measures in poverty alleviation by deeply immersing with the local communities such as Fuchong Village of Hubei Province, Gytograk Village of Xinjiang to boost local economic development. Moreover, we have also actively integrated into oversea communities and provided long-term contributions to local cultural events. We have continued to support our traditional “Bookcase of Dream”, “Ten-fen” Charity Fund and other volunteering programs. In 2016, we have donated a total sum of 11.26 million RMB.

In addition, we attach great importance to communication with stakeholders. Over the last year, we held a number of large-scale Open Day events, invited the media and the public to closely interact with China Southern. We launched a variety of channels to disclose corporate affairs to the public to continuously improve our operational transparency. Our official Weibo page and WeChat public account were awarded “The most influential new media operator of state-owned enterprises” by SASAC.

We are fully aware that our achievements are inseparable from the support of our stakeholders. 2017, we will implement new development strategies to accelerate the building towards a world-class airline group. This goal cannot be achieved without the support from our stakeholders. In the new year, we sincerely hope to join hands with the community to achieve mutual benefit and common development. We hope that this report will enable us to better listen to the voices of all parties, respond better to the expectations and concerns of our stakeholders, communicate openly and create a future together. We will greet the successful opening of the 19th National Congress of the CPC with steady safety performance and outstanding implementation of corporate social responsibilities.

Wang Changshun

Chairman

China Southern Airlines Company Limited

Tan Wangeng

President

China Southern Airlines Company Limited

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3.	ABOUT US

China Southern was founded in 1995 and was listed in both HKEx and NYSE in 1997 followed by Shanghai Stock Exchange in 2003. China Southern is headquartered at No. 278, Jichang Road, Guangzhou, Guangdong Province of P. R. China. Our primary business scope covers the provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, freight, mail and baggage. China Southern is the largest airline company in China in terms of fleet size, the number of routes and annual passenger throughput.

3.1	Corporate Profile

Organizational structure

China Southern operates 15 branches of Xinjiang, Northern, Beijing, Shenzhen, Heilongjiang, Jilin, Dalian, Hubei, Hunan, Guangxi, Hainan, Shanghai, Xi’an, Taiwan and Sichuan; as well as 6 controlled subsidiaries of Xiamen Airlines, Guizhou Airlines, Henan Airlines, Shantou Airlines, Zhuhai Airlines, and Chongqing Airlines; as well as China Southern General Aviation Co. Ltd in Zhuhai. In addition, 25 domestic sales offices can be found in major Chinese cities such as Chengdu, Hangzhou, and Nanjing; and 68 overseas sales offices are in cities including New York, San Francisco, Los Angeles, Paris, London, Amsterdam, Dubai, Sydney, Vancouver, Tokyo and Seoul.

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2016 Key performances

Total passenger throughput, 115 million, an increase of 4.8%

Total turnover, 24.38 billion ton-kilometer, an increase of 8.9%

Cargo and mail turnover, 1.61 million tons, an increase of 6.7%

Safe flight hours, 2.38 million, 271* consecutive months of flight safety

Incident rate, 0.008 per 10,000 flight hours, the best safety performance of China Southern in five years

Operating revenue, 114.79 billion RMB, an increase of 3%

Main awards

Fortune China 500. Ranked the top in transportation industry

13th Place in "World's Most Loved Airlines List" by SKYTRAX, ranked the first among mainland China airlines

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"Frequent Flyers’ Most Favorite - Mileage Accumulation Category" and "Frequent Flyers’ Most Favorite – Mileage Redemption Category” Awards in the 4th Flying Travelers Award

1st Prize in the “Innovation in Corporate Management” by the Ministry of Transport

2016 "Top 10 Most Competitive Logistics Enterprises in China" and "Top 100 Chinese Logistics Enterprises"

“Innovation in Logistics” in the 2nd “One-belt, One-road” China International Cross-border E-Business Logistics Award

Listed in the first batch of Top 10 State-owned Enterprise Volunteer Service Programs

“Excellence in Organization” in the 11th China Youth Volunteers Award

“Program Excellence” in the 11th China Youth Volunteers Award

“The Most Influential New Media Operator of State-owned Enterprises” Award

ECI Award by the International E-Commerce Innovation Association

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3.2	Fleet and Network

Fleet

China Southern is the world’s first airlines to operate both the Boeing 787 Dreamliner and the Airbus A380. In 2016, China Southern introduced 53 new aircraft, our fleet size has reached the 700 milestone. We are currently operating Asia’s largest and the world’s fourth largest fleet.

Aircraft Type	Number
A380	5
A320 series	261
A330 series	38
E190	26
B787 series	17
B777 series	26
B737 series	317
B757	10
B747F	2
Total	702

Scan the QR code to know more about our fleet history

Route Network

Based on the four key hubs of Guangzhou, Beijing, Urumqi and Chongqing, China Southern continues to strengthen its route coverage as an international network carrier. We operate an extensive domestic network, with additional routes widely covering Asian region and closely connected with Europe, North America, the Oceania and Africa. Each day, over 2,000 China Southern flights are bringing passengers to 224 destinations in more than 40 countries and regions with 300,000 daily seat capacity. Through close cooperation with SkyTEAM member airlines, our route network effectively covers 1,062 destinations in 117 countries and regions across the globe.

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In 2016, China Southern launched 34 new international and regional services including Guangzhou to Toronto, Guangzhou to Adelaide, Shenzhen to Sydney, Shenzhen to Dubai via Wuhan; and 150 new domestic services such as Guangzhou to Yan’an and Zhuhai to Tianjin. At the end of 2016, China Southern operated a total number of 1,060 passenger and freight routes that consist of 787 domestic routes and 273 international and regional routes. The total international seat-kilometrage of China Southern has reached over 30%. The Guangzhou hub has become the largest gateway from mainland China to the Oceania, Southeast Asia and South Asia.

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3.3	Corporate Culture

Our core corporate values consist of five elements, these are: Customer First, Respecting Talents, Striving for Excellence; Continuous Innovation and Return to Society. Our mission of “Let China Southern become customers’ first choice and employees’ favorite” is also embedded in such values. The China Southern culture is created as the conceptual support to the company’s strategic transformation and improvement of its overall level of management. Our corporate culture enhances the solidarity of our colleagues while fostering a harmonious work environment. It is the reflection of today’s accomplishment and an expression of driving force, and mirrors the direction of our development into the future.

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3.4	Strategies and Governance

Having a clear development strategy and standardized management system is an important foundation for an enterprise to achieve sustainable development. China Southern Airlines is actively planning its development strategy. We have established a complete governance structure and modern management system to promote the steady development of the company.

Development strategy

The current international and domestic economic situations are improving. China has speeded up the implementations of the “Three Key Strategies” of “One-belt, One-road”, Beijing-Tianjin-Hebei coordinated development and Yangtze River Economic Belt, as well as the institutional reform and "Internet +" strategies. These have injected new impetus for the development of the company. With our advantage of scale, technological strength and brand image, China Southern is facing a promising strategic opportunity. China Southern has identified a clear strategy for future development with strong adherence to the overall themes of "progression with stability, increasing efficiency, reform and innovation". We are continuously working towards the goal of building an internationally competitive world-class aviation group.

Strategic Approach: Safety First

Strategic Direction: Market-oriented

Strategic Location: Guangzhou, Beijing Dual Hub

Strategic Orientation: Standardization, Integration, Intelligence, Internationalization

Governance structure

Since its foundation, China Southern has strictly abided by relevant national and local laws and regulations and has continued its effort in improving the governance structures. It has regulated and specified duties and obligations for different parties in addition to the setting up of a sound internal control system.

Shareholder Meeting

Supervisory Committee

Board of Directors

Audit Committee, Remuneration and Appraisal Committee, Nomination Committee, Strategic Decision-making Committee

Managerial Levels

Governance structure of China Southern Airlines

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4.	HIGHLIGHTS OF 2016

4.1	“Sunshine Southern”

In 2016, we comprehensively examined and reconsidered the problems accumulated in the rapid development in the past, and put forward the idea of creating a "Sunshine Southern" as an important starting point to speed up the construction of bringing China Southern Airlines into a world-class aviation group. We will carry on our effort with great courage in the areas of all-round improvement and deepened management in order to create a responsible and transparent China Southern Airlines.

Unifying understandings

Responding to the shortcomings identified by the Central Inspection Team, we thoroughly analyzed the situation and defined our tasks and have unified the thinking and action of our staff to the request of the central government to understand the importance of building the Sunshine Southern and the integration of corporate development into the practice of Sunshine Southern. We aim to achieve the goals of harnessing political awareness, ensuring safety, striving for development, implementing reform, building image, strengthening stabilization, so as to gain trust from the central government, gain satisfaction from the society and gain confidence from the staff.

Release of “The Decision”

The Decision on Thoroughly Implementing the Central Government's Request to Unify Ideological and Political Work and Making Great Efforts to Build up Sunshine China Southern Airlines (“The Decision”)has been issued in March. The Decision has clarified the guiding ideas, overall goals, basic principles, and key tasks of Sunshine Southern as the action plan to command the reform, development and stabilization of the Company.

Formulation of plans

China Southern Airlines has formulated a package of implementation plans and has put forward 17 tasks and 56 specific measures on the five aspects of party building, safety, business operation, service, and team building, aiming to create a Sunshine China Southern from all around.

Mobilization and deployment

We implemented deepened actions to push forward Sunshine Southern, have realized a good beginning to the first year of the 13th “Five-year Plan”. We are seeing a growing recognition from the general public.

Managing and governing the Party in a strict way

We earnestly study and implement the requirements of the Central Government and the spirit of the important speeches of General Secretary Xi Jinping. Party organizations at all levels held more than 15,860 learnings, seminars, group discussions, and organized Party activities. We strictly implemented the political responsibility of governing the Party in a strict way, strengthened assessment and supervision on Party building works, studied the implementation methods of Party building accountable system and assessment plan. 44 work divisions conducted internal inspections, 45 divisions conducted 119 work-without-corruption risk factor appraisal and formulated 303 measures.

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Furthermore, we have implemented a review of the previous rectification of the “four forms of decadence”, our party members have filled self-reflection forms and we have revised the implementation plans of the implementation of the “eight-point” anti-bureaucracy and formalism rules. Overall, the business reception cost reduced by 31% in 2016.

We further consolidated the foundation of the Party building work, promoted the including of Party building into the Articles of Association and have completed the revision of the Articles of Association. We have thoroughly reviewed the basic record, organizational relationships and profiles of all Party members. The elections of new terms of Party organizations were well disciplined, over 1,000 frontline Party organizations have completed elections and re-elections.

Upholding “safety first”

Safety is our paramount concern. We have formulated the Opinions on the Further Strengthening of Safety in Operation having identified 12 tasks and 21 measures to systematically resolve safety issues. We implemented safety checks and improvement across the whole Company; continuously manage safety by law. We implemented flight crew technical and capability assessment to control qualification and competence. We implemented 100-day safety operation competitions, uphold the bottom line of safety to consolidate the foundation of our safe operation.

Reform and innovation

Focus on the planning for long-term development is imperative and we are striving to build our own comparative competitive advantage. We have identified the main goals for our development in the 13th “Five-year Plan” period to change from big to strong in our strategy of serving the nation. We have strengthened our efforts in improving quality and efficiency, our revenue has reached a record high. Our deepening reform plan was further refined with the identification of nine critical tasks. In this plan, we have clarified the goals of reform, main body of responsibility and concrete measures. In line with the development of the cyber world, we developed the “China Southern Airlines e-Travel” to increase service accessibility and convenience.

Sincere service

We invested great efforts to improve the level of operational security, carry out abnormal flight management, continuously improve service quality onboard and on ground. We continuously improve in-flight meals and entertainment, promote onboard Wi-Fi and establish complete closed-circuit service management system. We have successfully completed major transportation tasks for peace-keeping force, government charters and G20 Summit. We have standardized the operation procedures of onboard medical emergency, launched China’s first green channel for donated human organs and first to introduce onboard medical volunteer scheme.

Strengthening team building

We attach importance to the introduction and cultivation of professional personnel, increase the backbone of the business training; improve the training system; improve professional quality; expand career development channels; promote the young employees development scheme; implement employee care initiatives; organize Cultural Festivals; enrich cultural activities.

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4.2	Innovation at China Southern

Innovation is the first driver to development. China has put forward the idea of innovative development and has initiated the “China Southern Airlines e-Travel” product in 2016. Using hand-held device user interface as a platform, we aim to provide seamless service coverage to passengers with our CSAIR App installed on their smartphones. Taking this as an opportunity, we are transforming our business mode, revamping business flows and gradually changing to a comprehensive business and travel service provider.

Pushing forward “China Southern Airlines e-Travel”

In order to promote the “China Southern Airlines e-Travel” product, internally, we actively mobilize all our employees; externally, we rely on the support of quality resources and technologies to construct a powerful and user-friendly China Southern Airlines e-Travel online service platform.

Formulation of plans. We have formulated the Implementation Plan of China Southern Airlines e-Travel. 13 task forces have been founded to cover flight status, meal services, IFE etc., targeting 306 detailed tasks. Each task force is guided by passengers’ needs and will continue to optimize and enrich the content on our e-service platform.

Attracting followers. Followers and users are the keys to the success of China Southern Airlines e-Travel. We have actively promoted this new platform online and offline, for example at airports and at educational institutions where young user groups are our targets. Meanwhile, we have also mobilized our employees to promote this platform to their friends and relatives. We have witnessed a sharp increase in the number of followers, and have seen a primitive effect of the “follower economy”.

External cooperation. China Southern was one of the first to join the Comprehensive Transportation Big Data Open Cloud platform led by the Ministry of Transport, and have promoted the integration of big data, artificial intelligence and cloud computation in traditional transport industries of aviation, road, and railway. Furthermore, we have signed a Strategic Cooperation Agreement with Baidu.com. Benefited by Baidu’s strength in areas of search engine and big data, we can now provide tailor-made services to our passengers in terms of local transport, weather, tourism, entertainment and accommodation for their destinations. At the same time, we have also launched our flagship online store at Taobao.com, opened official WeChat public account and set up dedicated service zone on Tenpay.com.

Enriching e-services. In response to passengers’ needs, we introduced new functions to your APP such as paid seat selection, paid additional luggage, airport navigation, boarding with QR code, flight status via QR code, onboard Wi-Fi pre-booking, special service request, free overnight transfer accommodation booking, as well as value-added services of hotel booking, holiday, car rental and airport pick-up.

One-stop services

We have systematically analyzed the entire flow of air travel, and have identified 6 key stages comprising of 306 points of passenger needs. China Southern Airlines e-Travel aims to help passengers to satisfy all travel needs via one smartphone. By the end of 2016, 71 new functions had been introduced on our CSAIR App.

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Travel planning and purchasing

•	Booking and reservation
•	Seat selection
•	Meal reservation, cancellation and change
•	Special service reservation
•	Real-time flight status

To airport

•	Airport information
•	Private car-hire for airport drop-off
•	Route planning for trips to airport

At airport

•	Online check-in
•	Check-in location and boarding guide
•	Self-service change and refund for delayed flights
•	Upgrade
•	Online pre-book additional luggage
•	Accommodation reservation for connecting flights

Onboard

•	Onboard meal
•	Onboard Wi-Fi
•	Duty free shopping and IFE

Arrival

•	Real-time luggage tracking
•	Electronic compensation for lost and delayed luggage
•	Private car-hire for airport pick-up
•	Check-in to accommodation for connecting flights

At destination

•	Hotel booking
•	Visa
•	Car-rental
•	Airport drop-off and pick-up
•	Holiday products
•	Local Wi-Fi and SIM
•	Online taxi-hailing

Performance data

We have recorded 13.78 million active users of the CSAIR App and 13.35 million followers on different social media platforms. Both figures are ranked the top in China’s aviation industry.

In 2016, our direct e-commerce revenue reached 28.84 billion RMB, a year-on-year increase of 57.6%.

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4.3	China Southern and the World

Party General Secretary Xi Jinping proposed the "One-belt, One-road" major national strategic plan to strengthen ties with the world and promote regional economic and social development. China Southern seized this opportunity and integrated the strategic requirements to its internationalization transform strategy. We have speeded up our international expansion, strengthened cooperation with countries along the “One-belt, One-road”, and striven to build a world-class aviation group.

Building “Air Corridors”

China Southern’s capacity allocation is highly compatible with the “One-belt, One-road” strategy. Our headquarter Guangzhou and the key hub Urumqi are respectively the starting point of the 21st Century Maritime Silk Road and the focus city of the Silk Road Economic Belt. Based on Guangzhou and Urumqi, China Southern continues with its effort of expanding and increasing flights to destinations along “One-belt, One-road”. We have now established an extensive network covering South Asia, Southeast Asia, the Oceania, and Central and West Asia regions. In 2016, China Southern became the country’s leading carrier serving “One-belt, One-road” destinations in terms of flight frequency, number of destinations and market share.

By the end of 2016, China Southern operated 157 services to 64 destinations with 940 flights per week to countries and regions along “One-belt, One-road”. Annual passenger throughput reached nearly 13.17 million, a year-on-year increase of 14%.

New services launched in 2016

Guangzhou – Toronto (International)

Shenzhen – Sydney (Belt and Road)

Guangzhou – Moscow (Belt and Road)

Shenzhen – Wuhan – Dubai (Belt and Road)

Shanghai Pudong – Fukuoka (International)

Shanghai Pudong – Osaka (International)

Changsha – Chiang Mai (Belt and Road)

Guangzhou – Da Nang (Belt and Road)

Guangzhou – Phú Quốc (Belt and Road)

Guiyang – Incheon (International)

Guangzhou – Adelaide (Belt and Road)

Guangzhou – Malacca (Belt and Road)

Southeast Asian, South Asian and the Middle Eastern markets. Malacca is located on the traditional trading channel of east and west. China Southern endeavors to build its Guangzhou hub as one of the best connecting points from Malacca to destinations around the world.

Australian market. China Southern’s network now covers most major cities of Australia with 132 flights a week. China Southern is the largest carrier on the China-Australia market.

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North American market. China Southern’s operates flights to both the east and west coast cities of Los Angeles, San Francisco, New York, Vancouver and Toronto with 74 flights per week.

Supporting regional growth

Alongside the national “One-belt, One-road” strategy, China Southern has speeded up the development of hub operation and further improved connection services at hubs. The increase of connecting passengers has brought positive impact to the regional economic development. Increased connection has also become a bridge for the exchange of people and materials, providing strong support to the connection and development of regional economy.

Creating cross-border logistics product. Based on the Guangzhou hub, China Southern has introduced the China Southern Cross-border logistics product, covering 15 cities in 9 countries such as Australia, New Zealand and Germany. In the meantime, we have also launched interline service with truck companies enabling seamless connection of goods from air to ground in the Pearl River Delta region. Furthermore, electronic products, apparels and many more Chinese produced goods are exported to across the globe aboard China Southern’s flights.

Serving regional development along Belt and Road. China Southern has been actively extending services to provinces and countries along “One-belt, One-road”. Taking Xinjiang as an example, China Southern introduced express services transporting local Xinjiang fruits and vegetables to other provinces, as well as to destinations in Central, West and Southeast Asia. These services have helped developing local economy.

Sharing of development outcomes

Taking the launch of new services as an opportunity, China Southern has deepened cooperation with local governments, tourism boards, airports and other institutions in order to sustain a mutually beneficial relationship.

May 2016. China Southern signed an MoU with California Office of Tourism. This is the first strategic partnership ever established between the California Office of Tourism with a mainland Chinese airline company. The MoU encompasses joint-brand cooperation in the areas of market promotion, resource sharing, market input and festival celebration.

December 2016. China Southern signed an MoU with Tourism Australia. This MoU focuses on promoting Australia tourism programs and marketing activities to the Chinese market, and also aims to bring further opening-up of the Australian tourism market to Chinese travelers. This MoU marks a new direction in the cooperation and partnership of aviation and tourism.

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5.	RESPONSIBILITIES AND DEVELOPMENT

Through continuous exploration and refinement, we have integrated the management of social responsibility with our wider business strategies, corporate culture, and day-to-day operations. We strive to engage with our stakeholders in the exploration and promotion of sustainable development between the company, the society, and the environment.

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5.1	Managing Corporate Responsibilities

In order to further enhance the level of social responsibility management and comprehensively implement the latest requirements of SASAC, HKEx and Shanghai Stock Exchange on the social responsibility issues of state-owned enterprises and listed companies, in 2016, on the basis of the social responsibility system, China Southern conducted CSR analysis and sorting. Through clarifying the duty system of CSR, formulating the indicator system and implementing CSR training, we aim to integrate the concept of social responsibility into the company's daily operations and management.

Clarification of duty system

China Southern has established a social responsibility linkage mechanism. This mechanism has assigned the requirements on disclosure stipulated in the Environmental, Social and Governance Reporting Guidelines (ESG) of HKEx to each department and unit with clarified duties, scope, procedures, and requirements. A tri-level interlinked CSR working network system with vertical guidance, horizontal coordination, and a cross-department, cross-hierarchy CSR linkage mechanism has commenced operation. This marked the standardization of China Southern’s CSR management.

Formulation of indicator system

According to the requirements of ESG, the characteristics of the aviation industry and G4 Sustainability Reporting Guideline GRI4.0 (hereinafter referred to as G4) and other social responsibility standards, China Southern has established a comprehensive social responsibility indicator system with consideration of the practical situation of our operation. This system has also clarified requirements on the collection of CSR related indicators and has provided a direct and accurate data reference to the Board of Directors and the management level for their perusal and monitoring of CSR implementation.

Implementation of training system

Taking the annual compilation of the CSR report as an opportunity, China Southern implemented specialized training sessions to all CSR team members. By propagating the latest requirement of SASAC and the supervisory bodies of listing locations on CSR reporting, analyzing the latest industry trend in CSR reporting and sharing best-practice cases of other enterprises, we have raised the management and staff’s awareness and understanding of CSR, and have expanded their horizon and perspective to CSR. This has built a solid foundation for the promotion of CSR and day-to-day operation integration.

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5.2	Analysis of Material Aspects

In accordance with the requirements of G4 Guideline and ESG, as well as industry characteristics and our own operational nature, we have identified a set of Aspects that are most relevant to our business operations, and those that have, or may potentially have great impacts to our stakeholders as key points in our fulfilment of responsibilities and communication with stakeholders.

Identification of Aspects

In line with the G4 reporting guidelines and in consideration of the business operation of China Southern, we have collected CSR Aspects closely related to the development of China Southern from both internal and external stakeholders. 34 social responsibility Material Aspects in 4 categories have been identified and will be used as the basis for the analysis of major Aspects.

Investigation of Aspects

Based on the significance of Aspects on the two dimensions of stakeholder and business development, China Southern conducts Aspects analysis through Stakeholder Communication and Management Workshop respectively. Stakeholder Communication focuses on assessing the importance of social responsibility issues from the perspective of stakeholders. Management Workshop, on the other hand, focuses on the perspective of corporate business. This year, the Management Workshop has invited 16 senior managers to rate the level of significance of the Aspects.

Selection of Aspects

We have drawn a Material Aspect Matrix to select Material Aspects. The horizontal axis indicates the level of significance to the company, while the vertical axis indicates the level of significance to the stakeholders. Aspects fallen in the second quotient are identified as the Material Aspects to us.

Assessment of Aspects

Reviewed by management and experts, we have identified 26 material CSR Aspects. In this report, we will monitor and disclose the management and information of these Material Aspects in a reasonable and balanced manner, and will actively collect feedbacks from stakeholders.

[Figure]

Material Aspect Matrix

List of corporate social responsibility major Aspects of China Southern
Category	Aspects	Corresponding Chapter
Overall business operation	1. Compliance with law and regulations	Stable Operation
2. Establishment of a mechanism for appeals of corporate social responsibility related Aspects
Economic	4. Continuation in the improvement of economic performance and financial performance
7. Establishment of an appropriate procurement process and fine relationship with suppliers

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Social	Product responsibility	8. Reduction in flight delay	Sincere Services
		9. Assurance of passenger health and safety	Safe Operation
		10. Attention to passenger satisfaction rate	Sincere Services
11. Reasonable marketing and promotion
12. Protection of passenger privacy
13. Optimization of passenger experience
		15. Anti-corruption	Stable Operation
	Labor practice and decent work	17. Establishment of a complete internal communication system ensuring a smooth communication channel between management and all levels of employees	Vibrant Workplace
18 Protection of occupational health and safety at work
19 Support to employee training and education
20 Ensuring multi-background of employees, equal opportunity and equal pay for equal work
21 Attention to employee remuneration and benefits
	Labor related human right Aspects	22 Investment to increase employees’ rights
23 No discrimination
25 No child labor and forced labor
Environmental		27 Attention to amount of resource used and the use of recyclable materials	Green Operation
28 Increase in energy efficiency
29 Reduction in water consumption
31 Control greenhouse gas emission
32 Attention to safe sewage treatment and waste disposal
33 Sufficient resources invested in environmental protection
34 Assistance to airports and authorities in the reduction of aircraft noise pollution

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5.3	Communication with Stakeholders

China Southern always insists on transparent and open communication with stakeholders to understand and respond to the expectations and requirements of various stakeholders so as to create greater values for all stakeholders while achieving our development goals.

5.3.1	Normalized Communication

Stakeholder	Expectations and requirements	Means and channels of communication	Main actions in 2016
Investors	● A continuous and stable return on investment; ● Healthy corporate governance structure; ● Complete information disclosure system; ● Risk prevention system	● Board of Directors ● General meeting of shareholders; ● Meetings of Supervisory Board; ● Regular reports and announcements

●    Released annual and quarterly results reports;

●    Meetings of Board of Directors and Meetings of Supervisory Board;

●    Approval of 10 motions incl. Board of Directors Report and Profit Distribution Plan, exchange of ideas on 13th “Five-year Plan” and business trend.

Government	● Legal operation; ● Increase in tax contribution; ● Increase in employment	● Special reports; ● Visits and investigations; ● Project cooperation; ● Working meeting; ● Statistical reports

●    Strategic partnership with South Australia Tourism Commission and California Office of Tourism.

●    Participated in the 2015 China International Tourism Expo organized by the People’s Government of Guangdong province and supported by Guangdong Bureau of Tourism

●    Signed Strategic Partnership Agreement with Xinjiang Uygur Autonomous Region Government and Zunyi Municipal Government

Environment	● Energy saving and emission reduction; ● Climate change; ● Ecological preservation; ● Clean operation; ● Noise reduction	● Fleet optimization; ● Technological optimization; ● Management optimization; ● Active participation in Carbon Trading; ● Advocacy of green living

●    Introduction of A320neo;

●    Introduction of greener engine types of GEnx and Trent 700;

●    Implementation of LIDO flight planning system;

●    Joined the Guangdong Society of the Promotion of Low-carbon;

●    Low-carbon week program

Customers	● Continuous safety; ● Quality service; ● Reasonable price; ● Quick and attentive response to customer complaints and suggestions	● Chain-of-contact service; ● Customer feedback; ● Customer relation management; ● Online service

●    Launched China Southern Airlines e-Travel

●    Launched SMS complaint platform

●    Host independent stall in the Annual Conference of GBTA for the first time established connections with over 100 large oversea enterprises and institutions

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Employees	● Effective communications; ● Improve training; ● Improve employee benefits; ● Open, fair and healthy human resource policy	● Employee Representatives General Meeting; ● Labor Union; ● Suggestion, forum, letter box; ● Training

●    New employee induction program, staff assistance program, Youth Mentoring training, Flight crew change-of-season training;

●    Upgraded Mobile e-Learning App, direct push notification of learning programs;

●    Introduced in-house counselor, opened counseling rooms

Suppliers	● Ethical operation; ● Mutual benefit; ● Co-development	● Business negotiations; ● Meetings and discussion of contracts, agreements, training and technologies

●    Formulated fair and transparent purchase policy, open bid, unified bidding platform;

●    Strict assessment and accreditation of supplier certification;

●    Participated in GBTA Annual Conference;

●    China Southern senior management kept close interaction and communication with primary suppliers such as Boeing and Airbus

Partners	● Enhance debt-repayment ability; ● Reduce risk	● Contract negotiations; ● Business meetings and discussions

●    Strategic partnership with Baidu on Data Cloud;

●    Deepened freight cooperation with China Post;

●    China Southern Business Card with ICBC, Greater China Flyer Card with CTBC Bank;

●    Participated in Zhuhai Air Show

Community	● Establishment of a communication and interaction mechanism; ● Increase input to charity	● “10-Fen” Care Foundation; ● Charitable activities; ● Volunteer works

● Transportation of Peacekeeping force, new army recruits, veterans, rescued seamen, and suspects from oversea countries;

●    Targeted measures on poverty alleviation. Invested and introduced 8.21 million RMB of funds, implemented 6 poverty alleviation projects;

●    Jointed launched “The Joy of Reading” with Dangdang by providing over 40,000 free reading materials in airport lounges;

●    Support to education and cultural activities;

●    Charity sales and support to the mass transportation during Chinese New Year

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Specialists	● Complete internal procedures; ● Increase resistance to external risk	● Communications and sharing sessions; ● Interviews and visits

●    Invited specialists from Airbus and Pratt & Whitney to conduct difference training for A320neo aircraft

●    CSN Technical Resource Platform debut at the 11th China International Aviation and Aeronautics Exhibition

Media	● Establishment of information disclosure channels to timely expression of the voice of China Southern	● Press conferences; ● Journalist forums	● Held various press conference at inaugural flights; ● Invited media to participate in China Southern Open Day events; ● Invited US Press Representatives to visit China Southern

Other players in the industry	● Fair competition; ● Friendly cooperation; ● Healthy and harmonious industry development	● Forums and conferences; ● Communications

●    Expanded codeshare cooperation with Delta, Virgin America, WestJet, and Alitalia;

●    Extended cooperation with Asiana on interline;

●    Mainline – regional interline cooperation with China Express;

●    Signed MoU with Auckland Airport;

●    Participated in the Civil Aviation Conference of China and Central Asia;

●    Host of the Second Summit of SkyTEAM 2016

5.3.2	Responsibility communication activities

2016, China Southern launched a series of specially-designed communication activities, and further strengthened the relationship with various stakeholders, increased understanding, promoted mutual trust, and improved service quality.

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[LINK]

Public Open Day events

In 2016, China Southern held a number of large-scale public Open Day events centered around the themes of "Aircraft Maintenance and Safe Operation", "Ground Service", "Pilot Training and Engine Maintenance", "General Aviation" and "Cabin Service". Our branches across China also held similar Open Day events based on local specialties. These events aim to create an opportunity for the public and media to gain insights and in-depth understanding of our operations, in order to increase communication and trust between China Southern and the public.

[LINK] Public experiencing our services

December 19, China Southern Airlines held its fourth annual public Open Day in Guangzhou. On this day, we invited guests to our Cabin Division and participated in crew’s pre-flight briefing to understand onboard service procedure; experienced China Southern Wine Cellar, Sky Tea House, and Cabin First-aid, so as to enhance interactions between the public and China Southern.

[LINK] Foreign media visits China Southern

December 13, a number of mainstream media from North America including National Geographic, USToday, Times Weekly came to China Southern at Guangzhou. They visited our self-developed flight tracking system, ground monitoring radar, and secondary radar, and also experienced our simulators. After getting a closer look at our business, they have given our operation positive remarks.

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6.	SAFE OPERATIONS

China Southern sees “safety first” as the paramount strategic operational approach. We always treat the perfection of safety management system as treading on thin ice, and we are constantly enhancing risk control in terms of safety ensuring the safety is covered in all aspects of flight operation in order to provide a peace-of-mind to our passengers.

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6.1	Safety System

China Southern has established a safety management system that encompasses five aspects of rules and regulations, fulfillment of responsibilities, risk management, inspection and audit, and information management. This system is continuously being revised and updated in accordance with the changing safety environment in the aviation sector, so as to solidify the foundation of a safe operation of the company.

Rules and regulations

China Southern has raised safety management to match the level of Rule of Law. We are insistent in implementing safety management with a Rule of Law mindset and practice. Safety rules and regulations are the legal basis of safety management at China Southern, which covers flight operation, flight training, maintenance and engineering, operation control, cabin safety and aviation security. These rules and regulations must be fully abide by all employees. In 2016, China Southern continued in the work of updating and perfecting rules and regulations so that these documents are compatible with the practical situations. Training and awareness raising have also been implemented ensuring that all employees are familiar with the rules and regulations, and are in compliance with the contents of such rules and regulations.

Fulfillment of responsibilities

China Southern has detailed the system of responsibility in safe operation, and has enhanced the implementation of person-in-charge responsibilities, leadership responsibilities, managerial responsibilities and post responsibilities, and has also enhanced the principles that Party and administrative staff bear same responsibilities; one position bears both Party and administrative two responsibilities; and all negligence of duty will be held accountable. Meanwhile, we have also formulated Lists of Safety Responsibilities, requesting the signing of Letter of Safety Responsibilities from the top down, so that safety responsibilities fully cover all aspects of operations and any safety omissions and voids can be avoided.

Risk management

Risk management is the core of China Southern’s safety management system. China Southern implements a comprehensive risk prevention and mitigation system, with a company-wide database of risk sources. Risk prevention and mitigation measures are implemented by regular risk identification and analysis based on a daily reporting – weekly discussion – monthly summary – quarterly ranking close-circuit supervision mechanism. Targeting at major events or major change of conditions such as newly launched routes and operations at special airports, we organize specialized risk evaluations and formulate targeted safety measures, ensuring that critical risks are under control. Meanwhile, we hold daily operation appraisal meetings and quarterly safety evaluation meetings to analyze and discuss current safety trends to increase the risk prevention capabilities.

Inspection and audit

China Southern takes the measures of regular inspections, seasonal inspections, unannounced checks and special inspections to oversee the implementation of safety standards, and to comprehensively investigate the weakest links of safety management. At the same time, we utilize high-tech means to perform real-time monitoring on key operational aspects to identify issues in a timely manner. Such identified issues will be rectified within a time limit. Additionally, any violations of rules and regulations are strictly investigated and dealt with.

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China Southern has established a safety audit system that is applicable to all operating areas to verify the effectiveness of the company's safety management system, operational processes and procedures to ensure that all types of operations comply with safety regulations and company operating standards. China Southern has successfully passed the audit review and operational safety in accordance with the international aviation industry standards since the registration to the IATA Operational Safety Audit (IOSA) in 2006 and the ISAGO operator in 2014.

Information management

China Southern has established a voluntary reporting system and a safety mailbox to promote a culture of integrity and encourage employees to voluntarily report any information related to aviation safety to help the company in detecting and managing potentially hazardous or dangerous situations in time to prevent the occurrence of incidents. China Southern takes effective measures to protect information sources and reward valuable information to fully mobilize participation. In 2016, a total of 6,095 valid voluntary reports were received.

Note: Voluntary reporting covers events and incidents beyond the scope of mandatory reporting, including unsafe events, organizational management deviations, any events and cases that employee perceived as potentially risky, and unsafe events themselves.

[LINK]: Specific introduction of Advice on the Further Strengthening of Safe Operation and Production

In order to further strengthen the safety work and promote the safe development of the company, China Southern promulgated the Advice on the Further Strengthening of Safe Operation and Production (hereinafter referred to as "Opinions"). The Opinion has identified 12 tasks and 21 measures to clarify the general principles of the Company's safety production, Safety management and safety control. China Southern adhere to a strict safety and security management, and has carried out a company-wide safety inspection and improvement, to ensure the strict implementation of the "Opinions".

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6.2	Safety Assurance

In 2016, the domestic and international aviation industry witnessed a series of unsafe events, the security situation is grim. China Southern considers flight safety to be the paramount lifeline and implements the strictest safety control measures. Passengers’ safe arrival to their every destination is only possible when every safety detail in our operation is assured with the close collaboration of all departments of Flight, Maintenance and Engineering, Cabin, Security, Ground Services and Operation Control.

Safeguarding every step of every flight

Pre-flight

Aircraft check. Before each flight, we would conduct strict check against the pre-flight checklist covering over 70 items such as aircraft power system, structure, engine and landing gear. An aircraft is only permitted to perform flight duty when all the check items have met the standards.

Baggage check. In accordance with CAAC regulations, all checked baggage will undergo strict checks of potentially hazardous objects.

Flight and cabin crew management. In order to prevent fatigue of the flight crew, we are in full compliance with the requirements of flight crew rostering, flight hours and rest hours stipulated in both CAAC and company regulations. No overtime rostering occurred in 2016.

In-flight

Operation control. With our System Operation Center (SOC), we are able to perform centralized assignments of core resources of aircraft, crew, and flights on a company scale. The SOC system also allows us to have real-time control of all flight statuses and trend of change in weather conditions, and to provide technical and decision-making supports to flight operations.

Technologies. We have developed our own Distant Diagnostic and Real-time Tracking System. This system enables automatic air-to-ground transmission of flight status and technical malfunction information so that our engineers can diagnose technical issues prior to the landing of an aircraft. This system is patented in China, and we are the only airline in China that has the capability to develop its own aircraft health monitoring system.

Real-time communication. All trans-ocean long-haul wide-body aircraft of China Southern are equipped with Satellite Communication Systems ex-factory. In 2016, we have also completed retrofitting of Satellite Communication Systems of 46 narrow-body aircraft. Stable air-to-ground communication can be established in just 4 minutes, which will effectively avoid the state of aircraft being “lost in communication”.

Cabin safety. Severe turbulences are more frequent in the phases of the initial climb and final descent. We strictly implement regulations of the CAAC to ensure passenger safety during take-off and landing. Meanwhile, we have also formulated contingency plans for anti-hijacking, anti-bombing, and anti-disruption.

Potable water onboard. We continuously monitor the safety of onboard drinking water. In 2016, we conducted 160 microbiological tests, dispatched 276 person-time of health inspectors, performed inspections on 140 water supply units. At Guangzhou Water Station, tests on 17 indicators such as Arsenic, Cadmium, and Selenium all returned with 100% satisfactory results.

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After arrival

Aircraft check. Aircraft safety checks are performed again after landing. Meanwhile, daily, nightly and transit routine maintenance are also carried out to ensure a good operational state of our aircraft.

Ground vehicle management. We took special attention under the control of ground vehicle violations that are threats to safety such as speeding, runway invasion and contacts with aircraft. We also took strict actions on other illegal behaviors such as drunk-driving, drink-driving and speeding to ensure the safety of vehicular operations.

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6.3	Safety Control

China Southern closely scrutinizes all key aspects that may have an impact on flight safety and strengthens the management and control of safety risks to ensure total operational safety.

6.3.1	Aircraft maintenance

Aircraft maintenance quality is an important factor affecting flight safety. China Southern has a strong maintenance and engineering team. Our MRO services for civil aircraft is certified in over 20 countries. We have 24 line maintenance stations, 17 maintenance hangars, and over 18,000 specialized technicians. We are also the first in China to introduce an aircraft Total Care Service platform.

Enhancing application of maintenance standards. China Southern has innovatively proposed the “Arrangement – Procedure – Standard” (APS) maintenance safety management system. In 2016, the APS System has been fully implemented, all maintenance technicians are required to operate in full compliance with standard procedures, hence increase the active prevention and mitigation of safety risks during aircraft maintenance, and to reduce the risk of violation.

Innovating maintenance management mode. China Southern established a weekly technical sharing platform for maintenance and engineering line of the staff. Furthermore, we have strengthened monitoring of fleet reliability. In addition to daily monitor of aircraft system, parts, and structure, we also monitor delays and cancellations due to technical faults and take timely remedial actions to ensure the operational quality of our fleet.

[LINK] Instant photo of maintenance violation

The Maintenance and Engineering Division launched an Instant Photo of Maintenance Violation initiative in 2016. This initiative encourages staff to discover and report and violation events that they encounter so that such events can be analyzed and lessons can be learned. Taking Shenyang Maintenance Base as an example, a total of 871 issues were identified by instant photos in 2016; more than 110 staff were rewarded for reporting these issues.

[LINK] China Southern won two international champions

The 9th World’s Aerospace Maintenance Competition, also known as the “World Cup of the aircraft maintenance field” was held in Dallas on April 4-7, 2016. As the only competing team from China, China Southern won two champions in the Charles Tylor Exam and Cable Rigging events and was also awarded First Place in International Category and Third Place in Commercial Aviation Category. Our overall performance ranked the 4th among 51 participating teams. This achievement marked that the maintenance performance of China Southern has become one of the tops in the world.

6.3.2	Flight crew management

As the only airline company in China that is capable of independent pilot training, China Southern has established a comprehensive system covering cadet education, training, and assessment aiming to cultivate a pilot team that is of integrity, that is disciplined, well-behaved and capable.

Understanding the making of a pilot in one chart

Cadet training phase

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China Southern recruit cadet pilots from all over the country every year. The cadet pilots are trained at flight school for a 4-year theoretical and flight program after interviews, physical assessments and background assessments. All training cost are borne by China Southern.

●	Theory study

All cadet pilots must complete foundation theory study of 1.5 to 2.5 years at Civil Aviation Flight University of China, Beihang University or Civil Aviation University of China.

●	Flight training

After completion of theory study, a part of the cadet pilots will carry on flight training at local institutes; others will be sent to 7 oversea training institutions including West Australia Flight School, a China Southern subsidiary. Contents of flight training program include solo flight, PPL test, night flight training, instrument rating, CPL test, multi-engine training and high-performance training. Relevant certificates and licenses must be obtained before being formally recruited by China Southern.

China Southern training phase

After formally joining China Southern as a member of the staff, all cadet pilots will undergo a set of complete training system and standards encompassing theory, simulator, routine training and regular assessment. Meanwhile, our flight instructor team will also help the cadet pilots in improving their flight skills.

●	New pilot training

An 8-week training at China Southern Zhuhai Flight Training Centre (FTC) is the first step that the cadet pilots have to complete after joining China Southern. A CAAC-endorsed training certificate will be awarded after passing all assessments at Zhuhai FTC. Subsequently, the cadet pilots will carry on flight training at Nanyang Flight Training Centre, followed by flight deck training and pre-assignment assessment. All standards must be met before a cadet pilot can be assigned to flight duties.

●	Theory study

Theory study is an ongoing training program after cadet pilots’ joining China Southern. Take Xinjiang Branch as an example, cadet pilots must complete over 130 hours of theory study with a 90% achievement at assessment before simulator training.

●	Simulator training

Cadet pilots must undergo a large number of simulator training to improve their abilities in handling an aircraft, and to better familiarize themselves with operational standards and procedures. China Southern continues to optimize simulator training programs so that simulator training can better meet practical needs so that our pilots are in possession of solid flight techniques.

●	Base training

Base training is the beginning of flying an aircraft for cadet pilots. At this stage, new pilots will perform flights under the supervision of instructors. All new pilots must pass every assessment subject before they are certified to operate on commercial routes.

●	Becoming a First Officer

After passing all assessments, cadet pilot will become First Officers. First Officers are classified into four levels of A, B, C, and D. Promotion to the next level will need to accumulate a certain number of flight hours with strict technical requirements, 40 hours of ground theory study, 24 hours of simulator training, 15 base training and 25 hours of en-route inspection, each with increasingly strict technical requirements.

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●	Becoming a captain

Having accumulated the required flight hours as First Officer, pilots will have the opportunities to take the challenge of captain training. In addition, China Southern select those captains who have excellent safety record, rigorous flying style, good attitude and are good at teaching to become flight instructors. Flight instructors carry out the responsibilities of passing on experience and knowledge, helping junior pilots and coaching junior pilots, and are part of the training force of new pilots.

●	Routine training

Learning and training are carried out throughout the course of a pilot's career. China Southern adheres to a scientific training regimen with utmost strictness, while also focusing on the training of special skills to improve the maneuver capabilities, total decision-making capabilities, communication skills and coordination skills. In 2016, China Southern conducted examinations on flight crew qualifications and capacity. Supplementary training has been carried out targeting at issues identified during the examinations so as to continuously improve the professional capability of our pilots.

Usually, it takes 5 to 7 years for a freshly graduated cadet pilot to become a captain by passing through the series of assessments of CAAC and the company. The cost of a cadet pilot’s training at universities and flight centers is around 700,000 RMB. Each year, China Southern invests approximately 500 million RMB in pilot training.

6.3.3	Emergency response and anti-terrorism

The current international terrorist situation is intense. China Southern has established a contingency counter-terrorism policy and reaction mechanism to strengthen the prevention at critical links to comprehensive protect aviation security.

Establishment of an all-staff anti-terrorism mechanism. China Southern has established anti-terrorism organizations, issued implementation details of anti-terrorism works, and has equipped critical posts with anti-riot equipment. We have also conducted training on the Counterterrorism Law of the People’s Republic of China so as to raise awareness among all the staff.

Enhancement of the ability to respond to terrorism. In 2016, we carried out 18 air marshal and air police training with 1,851 participants and held 10 aviation security drills. Furthermore, we held training sessions for senior management in aviation security.

Strengthening of security check. China Southern has strengthened the intensity of inspection. In 2016, we carried out inspections on 2,300 flight and 3,100 person-time; we have completed on-site safety and security audit to 15 branch companies. We have also strengthened internal security investigations, completed a company-wide review of background checks, ensuring a safe and reliable internal team.

Complete use of recording devices. Starting from October 2016, recording devices must be worn by all air police and air marshal on duty. All recordings must be saved, all responsibilities are held liable, events are handled with priority. The recording devices are used to record pre-flight briefings, cabin checks, and others. In addition, audio and video recording must be performed in events such as safety search, suspicious articles or onboard disruptive behaviors.

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[LINK] Six hours of soul-stirring after the Turkey Coup d’état

A military Coup d’état took place in Turkey on the night of July 15, 2016. As it was a breaking event, our flight CZ679 with 18 crew members and 146 passengers landed at Istanbul Ataturk Airport at local time 00:04 on July 16 without prior knowledge. Upholding the concept of being responsible for the lives of all passengers, our crew member calmly reacted to the situation and had ensured the safety of all passengers. At local time 14:30 on July 16, the first group of passengers re-boarded the aircraft, at 16:21, CZ680 took off safely bringing passengers back home.

Quote from a passenger nicknamed “Rabbit with short ears”:

“I must applaud China Southern! I was stranded at Istanbul for the entire day yesterday, China Southern was actively trying to solve the issues, at the end, all passengers on the inbound flight as well as those who were stranded at the airport were all taken back home safely.”

Scan the QR code to watch CCTV’s program of “Flight at the night of the Coup d’état”

[LINK] Chinese girl harassed by Vietnamese Border Control, China Southern captain stepped forward

July 23, a Chinese citizen Ms. Zhong entered Ho Chi Minh City with swear words written by border official on page 8 and page 24 of her passport where there were patterns of the map of South China Sea. On her departure from Hanoi on July 30, she was detained at border control while the officials were forcing her to sign a statement that “the swear words were not written by Vietnamese Border Control”. The local ground handler suggested China Southern remove this passenger so that the flight could take off on time. However, the captain of that day’s flight to Guangzhou insisted on not leaving any countryman behind and stated that the crew would wait however long for this matter to be solved. With the help and support from Chinese Embassy, airport staff and all crew members and passengers, Ms. Zhong finally boarded the last flight back to China on that day after half an hour.

6.3.4	Dangerous goods management

China Southern focuses on the management of dangerous goods (DG) transportation. We have formulated relevant operational manual according to domestic and international dangerous goods air transport regulations. This manual is regularly updated in accordance with industry requirements to ensure a most up-to-date dangerous goods management system.

Regulating the transportation of Li-ion batteries. China Southern does not transport packaged Lithium metal batteries on passenger and freighter aircraft and does not transport packaged Lithium-ion batteries on freighter aircraft. China Southern ensures an effective prevention of incidents related to the transportation of batteries by strengthening passenger information dissemination and training on frontline staff emergency responses.

[LINK]: A number of fire and explosion incidents involving Samsung Galaxy Note 7 products occurred since August. In response, China Southern timely issued a ban on the transportation of Samsung Galaxy Note 7 as cargo, in carry-on luggage, and as checked luggage.

Strict control of DG transportation and supervision and inspection on freight terminals. China Southern takes strict control and supervision on freight terminals that transport DG. All relevant freight terminals must undergo DG Transportation Capability Assessment by China Southern before they are selected as transportation partners. In the meantime, China Southern has enhanced supervision and inspection, revised inspection procedure and inspection list. Organization and management, qualification of personnel and site operation have been inspected, identified issues were effectively rectified.

Improving qualification management of DG handlers. In order to ensure that the passenger and freight handlers, as well as crew members, are capable of DG transportation, and are in possession of the qualifications and abilities to match their job responsibilities, China Southern founded a specialized DG transportation training agency with specialized training programs to carry out qualification training for over 32,000 staff that need to handle DG at their jobs.

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6.4	Safety Performance

In 2016, we have achieved a year of safe, stable and smooth operation. Our safety record continues to be in an industry leading position. We have achieved 2.38 million safe flight hours, 17.14 million accumulative safe flight hours(excl. Xiamen Airlines), 206 consecutive months of aviation security(excl. Xiamen Airlines) and 271 consecutive months of flight safety(excl. Xiamen Airlines).

Performance data

	Incident per 10,000 flight hour	General aviation incident per 10,000 flight hour	Aircraft on-the-ground incident per 10,000 flight hour
2016	0.008	0.000	0.000
2015	0.031	0.000	0.000
2014	0.015	0.000	0.014

N.B. For definitions of indicators used in this table, please refer to CAAC’s Civil Aircraft Flight Incident (MH/T 2001-2013) standards.

We have recorded two incidents caused directly by China Southern in 2016, the yearly incident rate per 10,000 flight hour was 0.008, marking the best safety performance in the past 5 years.

Category	Year	China Southern	National average
	2007	0.056	0.300
	2008	0.081	0.280
	2009	0.075	0.320
	2010	0.014	0.384
Incident per 10,000 flight hour	2011	0.000	0.374
	2012	0.036	0.425
	2013	0.016	0.383
	2014	0.015	0.396
	2015	0.031	0.431
	2016	0.008	0.551

N.B. The above is only inclusive of incidents caused directly by China Southern, excludes manufacturer-causes and other causes.

Awards and accolades

Awarded “Outstanding Team in Aviation Transportation for the G20 Summit”.

Airbus endorsed GAMECO (a subsidiary of China Southern) as “A380 Center of Excellence in China”.

Awarded “A380 Outstanding Operation Reliability Trend” by Airbus.

First in China to be awarded “Excellence in Fleet Safety Operation” by Embraer.

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7.	GREEN OPERATIONS

Protecting the environment that we are living in is vital to the development and future of the humanity. As a responsible enterprise, we are committed to standing by our values of “Green flying, green consumption, and green innovation”. We are persevering in pushing a reduction in energy consumption and emission, taking green development as a critical means of addressing our environmental responsibility and the sustainable development of the company.

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7.1	Environmental Management

We are actively responsive to interim goals and actions advocated by the United Nation, ICAO, IATA and SkyTEAM with regards to sustainable business development, as well as policies on energy saving and emission reduction formulated by the Chinese government. China Southern published its Corporate Policy on Environmental Protection, aiming to continuously increase the level of environmental management through correct policy guidance.

a.              Fully comply with environmental codes of practice set by national authorities, meeting the goal of low emission, and low energy consumption.

b.              Our commitment to environmental protection is based on pragmatic practices and achievable objectives.

c.              Actively raising environmental awareness of the employees, encouraging employees’ participation in environmental protection actions.

d.              Ensure the transparency and accessibility of our action plans, and disclose internal environmental protection information to stakeholders.

e.              Working closely with the expectation of stakeholders.

f.               Inclusion and supervision of the environmental performance of subsidiaries, to co-create a harmonious environment.

As part of our wider environment strategy, in 2016, we deployed multiple innovative and technical means to the areas of fleet modernization, aircraft retrofit, route optimization, low-carbon air travel and the use of new energy, and have made improvements in terms of recyclable material management, waste disposal, and contamination prevention. We have also been actively reducing Greenhouse Gas emission and the use of to fulfill our obligations and commitment to environmental protection. No environmental contamination event occurred in the year of 2016 at any level.

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7.2	Addressing Climate Change

Global warming has become an environmental issue that receives tremendous attention both at home and abroad. China Southern undertakes the responsibility to address climate change and explores the possibilities of improving energy efficiency and controlling carbon emissions for the goal of reducing environmental and climate impact.

7.2.1	Flying green

China Southern speeded up the introduction of “greener” aircraft in 2016, meanwhile, we strive to reduce overall energy consumption through the technological upgrade and fine management so that carbon emission can be controlled at the point of production. It is our vision to achieve green flying throughout our flight operations.

Fleet optimization

Fleet structure optimization is the most important and most direct measure for airlines to achieve energy-saving and emission reduction. Creating a green fleet is one of the standards in aircraft acquisition. Through linked effect of new aircraft acquisition and older aircraft disposal, we are able to reduce average fleet age and improve overall fuel efficiency. In 2016, China Southern introduced 53 new aircraft, retired 18 aged aircraft and the average fleet age was 6.6 years.

In the next five years, in accordance with the requirement of our network development, we will optimize our fleet based on the principles of adaptability, economy, flexibility and continuity. We will streamline fleet structure, replace and sell older aircraft, and introduce new generation greener models of Boeing 787-9, 737MAX and Airbus A320neo.

Aircraft Age (years)	Number of Aircraft	Percentage
0-3	176	25.07%
3-6	201	28.63%
6-9	122	17.38%
9-12	109	15.53%
12-15	54	7.69%
15 or above	40	5.70%

[LINK]

December 2016, China Southern received Mainland China's first brand new "green" aircraft A320neo, became the first A320neo operator in the country. The A320neo series is the latest addition to the existing A320 family, which incorporates the latest technology from Pratt & Whitney's PW1100G-JM engines and sharklets. More lightweight composite materials have been used on the wings and parts of the structure. Compared to similar models, the A320neo can achieve a 15% reduction in fuel burn, which effectively reduces carbon emissions and noise pollution.

•	Route optimization

Route layout and path directly affect the overall fuel efficiency. In 2016, China Southern continued to consolidate the route optimization results. For the new routes in particular, a comprehensive assessment of the flight path, fuel-burn, altitude and other critical operational data had been conducted. In addition, electronic flight maps have also been revised for the planning for flight paths so that new route plans can be rationalized. For existing routes, we make full use of high-quality resources to increase the number of direct paths to reduce flight time and fuel consumption.

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[DATA] In 2016, 120,793 flights were optimized, producing a total saving of 7,415 flight hours.

•	Improve flight plan accuracy

China Southern established a fuel management big data platform based on QAR and rolled out the LIDO Flight Plan System across its fleet in the second half of 2015 in order to improve the accuracy of flight plan and reliability of fueling data by the use of advanced technology. Data shows that the reliability of flight plan can be significantly improved by reducing the deviation in cruising altitude from 3,000 feet to within 1,000 feet. At the end of 2016, we had completed 14 corrections on cruising altitude covering 1,219 flight routes, which was 70.90% of all flight routes.

•	Retrofitting of Sharklets

The retrofitting of sharklets on A320 series aircraft is one of the effective means to reduce energy consumption and reduce emission. China Southern started to retrofit sharklets to A320 aircraft currently in the fleet and has opted for sharklet configuration on new aircraft. At the end of 2016, 15 in-service A320ceo and 2 ex-factory A320neo have had sharklets installed. Analysis shows that at cruising speed, A320 aircraft with sharklets fitted can reduce a 1% fuel-burn reduction per hour; the longer the flight distance is, the more fuel saving can be achieved.

•	Accurate payload reporting and submission

The amount of fuel for each flight is calculated based on the weights of passenger, freight, and mail, which is known as the payload of a flight. The more accurate the estimation of payload gets, the less amount of fuel is needed to carry extra fuel.

Building on the results of previous efforts invested to increase the accuracy of payload estimation, China Southern further deepened fuel management in terms of accuracy and standardization in 2016. Firstly, we closely monitor the payload deficiencies of our branches and operational bases, and to provide timely technical advice and support to the weaker stations. Secondly, we have conducted analysis on the calculation formulae of aircraft Zero Fuel Weight in the department System to provide optimization suggestions to improve the accuracy of payload calculation. Thirdly, we are gradually implementing centralized payload calculation practice by retracting payload reporting and submission of oversea airports such as Christchurch, Taipei, and Kaohsiung in order to reduce deviation in payload calculation on international/regional routes. By the end of December 2016, our average payload deviation of all flights was reduced to 2.9 tons, equivalent to an annual fuel saving of 7,600 tons.

•	Centre-of-Gravity optimization

Airborne drag is closely correlated to the Centre-of-Gravity (COG) of an aircraft. Studies show that the more forward the COG locates, the more lift force is needed to maintain balance. More lift means more drag. According to Newton’s Laws of Motion, the increase of drag needs more thrust, hence an increase in fuel consumption.

China Southern has developed a Guideline for Optimization of COG and Reduction of Payload Fuel to lead the way of COG optimization. In 2016, we have expanded the COG optimization schedule to more aircraft types including the E190, B777, A330 and A380. We have also developed a freighter payload system achieving the paperless payload weight-and-balance operation across our freighter fleet. Furthermore, we have established a reward mechanism to encourage our staff to carry out COG fuel saving practices. We aim to achieve our goal of fuel saving by optimizing the COG of aircraft and reducing aircraft weight while ensuring safety and efficiency. Currently, the success rate of COG optimization is stabilized at around 65%.

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•	Paperless cockpit

Aircraft weight has a direct impact on fuel consumption, the heavier the weight, the more fuel is required. 2016, China Southern has set up completed in stages the formulation EFB promotion team, the release of EFB Management Manual, the temporary certificate from regulatory bodies, the EFB ground training for flight crews and system verification tests. These works have greatly advanced the use of EFB across the fleet. The use of EFB can reduce approximately 40kg of weight on each aircraft. EFB not only can reduce the use of paper but also reduce fuel consumption for the goal of greener flying.

•	Reducing the use of APU

In 2016, China Southern independently developed an aircraft ground oil collection system, supporting the development of APU and power car use regulations to strengthen the monitoring of the use of APU. At the same time, we impose strict control on the use of APU to reduce ground fuel consumption and to achieve fine management of ground energy use.

[DATA]

2016, reduction of jet-fuel consumption 20,000 tons, equivalent to a reduction of CO2 emission of over 60,000 tons. Aircraft fuel consumption 2.71 ton/flight hour.

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7.2.2	Reducing Greenhouse Gas (GHG) emission

GHG emissions in the aviation industry are mainly generated from jet-fuel, supplemented by ground energy consumption including gasoline, diesel, natural gas, LPG, coal and electricity. China Southern attaches great importance to energy management. We have continuously increased the share of renewable energy and clean energy in order to control GHG emissions.

2016 Energy Consumption Overview

Category	Quantity (tons)	Equivalent CO2 Emission (‘000 tons)
Jet-fuel	7,310,560.43	23,028.27
Gasoline	5,739.25	17.45
Diesel	6,898.43	21.66
Coal	2,100	4.37
Electricity	233,905.0 (thousand kWh)	116.38
Natural gas	30,935.2 (thousand m3)	66.97
Liquefied gas	472.94	1.40
Others	7,300	23.00
Total	——	23,279.49

N.B. The calculation of equivalent CO2 emission can be found in Civil Aviation Comprehensive Statistics Reporting System, and 2011 and 2012 China National Grid CO2 Emission Factors

In 2016, our unit emission level was 9.44 ton/10,000 ton-kilometer, approximately a 1% reduction compared to 2015.

2014-2016 Fuel consumption and efficiency

Year	2014	2015	2016
Consumption of Jet-fuel (‘000 tons)	6,013.50	6,767.50	7,310.56
Equivalent CO2 Emission (‘000 tons)	18,942.54	21,317.64	23,028.27
Fuel consumption per ton-kilometer (tons/10,000 ton-kilometer)	3.04	3.02	3.00
Emission per ton-kilometer (tons/10,000 ton-kilometer)	9.58	9.52	9.45

2014-2016 CO2 Emission

Year Category	2014	2015	2016
I (‘000 tons)	19,139.74	21,443.87	23,163.11
II (‘000 tons)	92.74	109.52	116.38

N.B. Category I includes direct CO2 emission from the use of jet fuel, gasoline consumed on ground, diesel, natural gas, LPG, and coal. Category II includes indirect CO2 emission from purchased electricity.

[DATA] In 2016, China Southern’s Category I CO2 emission was 23,163,106 tons, in which 99.42% came from the burning of jet fuel; the average unit emission was 9.45/10,000 ton-kilometer.

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7.2.3	Active participation in carbon trading

Carbon trading has become a new means to combat climate change and achieve the goal of greenhouse gas emission reduction. China Southern pay close attention to international and domestic carbon trading mechanism of the development trend and laws and regulations, and actively respond to the effective implementation of emission reduction responsibilities.

Maintaining close watch on international carbon trading

In 2016, the 39th ICAO Climate Change Conference resulted in the formation of the first global industry emissions reduction mechanism, the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). The global aspiration goal of CORSIA is to achieve carbon-neutral from 2020 onwards. According to this mechanism, the aviation section will achieve the carbon-neutral goal mainly by the purchasing of carbon unit to offset the growth part in its development. China Southern strictly abide by the Chinese government's formal notification and relevant regulations on participating in carbon offsetting and abatement mechanisms. We are keeping the view on taking appropriate responsibility for climate change and paying close attention to the progress of the mechanism.

Taking the initiative to participate in domestic carbon trading

China will commence the National Carbon Trading Scheme in 2017. The aviation sector will be the first to be incorporated. China Southern believes that China's civil aviation is still in a period of rapid growth, an emission reduction responsibility setting that meets the actual development of aviation industry is therefore needed. In line with the implementation of the national carbon trading, China Southern took the initiative to participate in the construction of the market mechanism of the civil aviation carbon market. We have shared our experiences and research in the participation of the EU Carbon Trade with the construction of China’s aviation carbon market.

Providing technical support to Guangdong carbon trading

July 2016, the Guangdong Provincial Development and Reform Commission officially announced that the aviation industry in Guangdong Province was incorporated into the Guangdong Carbon Trade (Trial Scheme) as the second batch of industries. China Southern took the initiative to submit all historical data and third party verification to the Guangdong Provincial Development and Reform Commission. We have also provided comments and suggestions from an industrial point of view with regard to the quota and allocation method that is suitable for the aviation industry, providing technical support the development of Guangdong’s carbon trading.

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7.3	Environmental Protection on the Ground

We implement strict environmental control on all types of waste produced during our operations, and commission qualified agencies to handle and examine all treatments of waste in order to ensure the disposal of waste meets national standards. Meanwhile, we implement a classification and separation process to recycle all reusable materials so as to reduce negative impact to the environment to the greatest degree.

7.3.1	Use and treatment of water

(1) Water use

Conservation and protection of water resources are the basis of realizing the sustainable use of water resources. China Southern strives to reduce consumption of water resources by reducing water use and increasing the use of recycled water. In 2016, Xiamen Airlines initiated a potable water filling rationalization scheme to refine the standards of filling volume. For instance, Xiamen Airlines now fills potable water to 40% of the total tank capacity on 6 flight from Xiamen with a flight time of fewer than 1.5 hours.

[DATA]: China Southern consumed about 6.05 million tons of water in 2016

(2) Wastewater treatment

Onboard sewage, aircraft maintenance, and cleaning water are the main sources of wastewater produced by China Southern. For onboard sewage, we carried out sewage collection and disposal procedures strictly in compliance to related manuals. All sewage and wastewater are collected by specialized vehicles and are disposed of by qualified wastewater treatment plants. All aircraft maintenance and cleaning water are collected on the spot and transported to on-site wastewater center via special pipelines and sewage pumps. They will be further transported to Airport Wastewater Treatment Plant after meeting disposal standards.

In 2016, Guangzhou Nanland Air Catering Co. Ltd produced 161,000 tons of wastewater, all wastewater were in line with national standard level III.

Flowchart of wastewater produced at aircraft maintenance treatment

Aircraft maintenance wastewater – Centralized collection – Transportation via special pipelines and sewage pump – Initial treatment at treatment center to meet disposal standards – Disposal to Airport Wastewater Treatment Plant

7.3.2	Gas emission control

China Southern actively responds to the Chinese government's objectives of controlling total emission level and other policies on emission reduction, aims to reduce emissions by continuous enhancement of fuel management, increasing investment in technological transformation, improving energy efficiency.

2016 Gas emission overview

SO2 (tons)	NOx* (tons)	PM* (tons)
14,621.12	11,879.21	780.28

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N.B.

1. Gas emission factors and their calculations can be found in Technical Guide to the Formulation of Non-Roadside Mobile Atmospheric Pollutant List

2. The calculation of gas emission in the table above considered only aircraft emission.

7.3.3	Noise control

The main source of noise pollution is the high decibel noise generated by the running of aircraft engines. In order to reduce noise pollution, China Southern mainly took the following three measures. Firstly, at the procurement of engines, China Southern would purchase engine types that are lower in noise level and emission level with priority. Secondly, at ground engine testing, China Southern applied the international practice of constructing stream diversion and silencer facilities for engine ground testing to ensure noise pollution level meets the Emission Standard for Industrial Enterprises Noise at Boundary. Thirdly, at aircraft take-off and landing, China Southern uses optimized runway, optimized path, and noise-reduction flight operation procedure to further reduce noise pollution.

7.3.4	Waste treatment

a. Treatment of hazardous waste

Aircraft maintenance is the main generator of hazardous waste. These wastes mainly include waste oil and waste organic solvents. All hazardous waste generated during aircraft maintenance are collected and separated and are treated in accordance with the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, in order to ensure hazardous waste are disposed of in a volume-reducing, harmless and standardized manner.

Flowchart of treatment procedure for maintenance waste oil and residual fuel generated during aircraft maintenance

Adsorption and cleansing of unrecyclable oil generated during maintenance work

Centralized collection of waste oil with collection vehicles and tank

Apply for permission of waste oil transportation from local Environmental Protection Bureaus

Transportation is handled by qualified specialized agencies

Assist specialized agencies in the transportation of waste oil

In 2016, the amount of hazardous waste generated at aircraft maintenance in Guangzhou was 440 tons, with a treatment rate of 100%.

b. Treatment of non-hazardous waste

Non-hazardous waste generated during flight operations mainly include packaging materials, kitchen waste, recyclable waste such as magazines and utensils. Among them, the most common packaging materials that need to be disposed of are the plastic and paper packages of onboard meals and beverage. All of these packaging materials are for one-time use only. In consideration of the technological and hygiene requirements for in-flight catering and to ensure food safety onboard, China Southern fully complies with national standards Hygiene Standards of Paper for Food Packaging Use (GB11680-89) and Paper Packaging Boxes for Food (GB27589-2011) in the packaging procurement process of packaging.

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Flowchart of packaging materials recycling

Packaging materials

Centralized collection

Sorting

Centralized storage

Disposed of by qualified recycling agencies

Tracking of recycled materials

Kitchen waste and recyclable magazines, paper (plastic) cups, glass containers and other cabin waste are mainly treated through the two means of waste separation and outsourcing to specialized agencies, so as to ensure the disposal are compliant to national standards. In particular, China Southern has signed agreements with qualified disposal and recycling agencies stipulating that all treated waste can only be used as raw materials and not as finished products for sale.

Flowchart of kitchen waste treatment procedure

Kitchen Waste

Separation of solid and liquid waste

Solid and liquid waste are disposed of by qualified recycling agencies

Flowchart of magazines and container recycling procedure

Containers and magazines

Initial sanitization

Sorting

Recycling of reusable materials

Non-reusable materials are disposed of by qualified agencies

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7.4	Advocacy of Low-carbon Lifestyle

China Southern not only integrates energy-saving and environmental protection into its own management and operations, but also aims to carry out a variety of activities to advocate passengers and the public raise environmental awareness, and jointly create a sustainable low carbon world.

Promoting energy-saving

The theme of the 2016 China Southern Energy-saving Week was "Addressing climate change needs your help too". During the campaign, we advocated three simple but effective greener practices that the passengers can take while traveling by air. These practices are 1) using only one plastic cup on flights under 3 hours; 2) use smaller suitcases with lightweight material when flying, and 3) use the toilet before boarding.

Responding to environmental protection

Over the years of working on energy-saving and emission reduction, we gradually realized that relying on our own actions is far from enough to reduce energy consumption and emission in the aviation industry. The passengers are also an important stakeholder in the understanding and practice of low-carbon travel. Furthermore, in addition to utilizing our strength of having access to a large population of passengers, we also need to take advantage of external sources. In November 2016, China Southern officially joined Guangdong Provincial Low-carbon Development Association, hoping to better publicize and promote the concept of low-carbon air travel to passengers by joining industrial associations and NGOs and using the help of professional agencies.

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8.	SINCERE SERVICES

Customer Care Centre

In 2016, 115 million people chose to fly with us to destinations around the world. Passengers’ confidence is the cornerstone of China Southern's continuous development. Upholding the belief of sincere services, we cherish every opportunity of passenger service and start from the feelings of passengers, to constantly improve our service quality and accessibility, striving to bring about more efficient, comfortable and enjoyable flight experiences to our passengers.

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8.1	Service Structure

China Southern has established a relatively complete service management system, having refined management details in terms of product development, standard-setting, and service evaluation and improvement. We are continuously improving our service quality so as to provide a better experience to our passengers.

Product development. Our service products, service procedures and service details are guided by market demand so that our overall product design is tailored to customer needs and market demand.

Standard setting. The development of the Service Management Manual aims to clarify the service standards of each service item, ensuring the standardization, unification, and consistency of service levels.

Service evaluation. Through multiple channels of passenger feedback, staff feedback, and unannounced visits, we search and identify issues and weakest links of our services. The issues are reviewed and discussed on service discussions and forums so that the improvement plans and directions can be established. In 2016, 185 service issues have been discussed and improved through service discussions and forums.

Service improvement. We have established a two-dimensional service supervisory mechanism focusing on key service issues and key service provider units. Key service issues are tackled under the monitoring of rectification guidelines; while key service provider units are supervised by written communications, meetings and on-the-spot supervision. In 2016, 176 service shortcomings have been identified and improved.

[LINK] Item-specific service enhancement program

In 2016, China Southern launched an item-specific service quality improvement program. This program focused on key issues such as flights on-time performance, service during flight interruption, baggage transportation services, ticketing services, and onboard catering services, and formulated specific goals and measures. Each month, supervision, review, and evaluation were held to ensure the program was fully implemented.

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8.2	Service Improvement

Centered on issues that of passenger concerns, China Southern is actively improving and upgrading the quality of services to enhance passenger travel satisfaction.

8.2.1	On-time performance

The punctuality of a flight is one of the most important parts of a trip from passengers’ perspective. By analyzing causes to flight delays, we have taken a series of measures to improve our on-time performance and to reduce impacts to our passengers to the greatest extent possible.

Improve operational support capabilities. Externally, we strengthen communications with air traffic control, airport, and other units; establish a good coordination mechanism to improve operational conditions of flights. Internally, we pay close attention to relevant information, in order to optimize the flight operation.

Manage abnormal flights. We have established early warning mechanism to monitor the status of flights with high delay possibilities on daily basis. We have also set up supervised improvement scheme for flights with constantly poor on-time performance aiming to raise punctuality by cause analysis, notification, and rectification.

Improve the contingency response mechanism. We have revised the Guideline for Onboard Contingency Operations under Flight Delay and the China Southern Flight Delay Contingency Plan, with added clarification on the procedures and standards for dealing with flight delays, ensuring the timely response to passenger needs under the circumstances of delay and to minimize adverse impacts to passengers.

Causes of flight delays are manifold. Adverse weather conditions, air traffic control, and military activities are among the most frequent causes beyond China Southern’s control, which have accounted for 88% of all flight delays. Only 7.31% of flight delays were caused directly by deficits in our operations and ground support.

	Flight On-time Performance	Effective Notification of Flight Interruption to Passengers
2014	72.6%	89.5%
2015	70.4%	90.0%
2016	77.05	84.5%

[Data]: China Southern’s flight on-time performance was the best in the past five years. The rate of severe delay not caused by adverse weather conditions was 0.69%*.

[Link]: The summer season is frequented by tropical cyclones and thunderstorms. We have established a decision-making policy framework based on early planning, early detection, early decision-making and early handling by monitoring weather and operational information well in advance. Meanwhile, we make advance ground support plans and disseminate early notifications to both operation units and passengers to minimize impact to passengers and the company.

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8.2.2	Full-process chain of service

China Southern pays close attention to passenger experiences during ticketing, check-in, waiting, in-flight and transit focuses on improving every service detail and continues to improve service standards and quality.

Ticketing

“IOU” post-pay ticket purchase

China Southern became the first in China to launch post-pay ticket purchase service. All qualified Sky Pearl Club members with good credit record can apply for credits on our official website, and enjoy a maximum of the 40-day interest-free period plus options of installment.

Privacy protection

China Southern attaches great importance to customer privacy protection by establishing a sound information security management system. In terms of technology, we safeguard our network operation by security testing and developing web security products. In terms of management, we impose strict control of system access and the range of user data that can be accessed to avoid leakage of passenger information. In 2016, no event of data leakage occurred.

Credit rating system for e-commerce platform

China Southern fully implemented the credit rating system for e-commerce platform users in 2016. China Southern safeguards the interests of passengers by identifying and recording the behaviors of e-commerce platform users to combat acts of violations of passenger interests such as malicious seat hedging and fare drive-up.

Check-in

Boarding with QR code

Passengers traveling from Guangzhou with hand luggage only can now go through security checks and board their flights simply by showing their ID and the QR codes sent to their smartphones after completing the online check-in procedure. We are planning to roll out this service to airports across China and to our international routes.

Baggage-up initiative

China Southern launched the "Baggage-up" initiative. This initiative has further standardized the transportation of baggage at check-in, sorting, transportation and delivering stages, aiming to eliminate "barbaric loading and unloading" and to reduce baggage damage rate.

Lounge

Scent of China Southern

In order to give visitors a better aromatic experience, we launched a searching project to find a scent that can best represent China Southern. We developed three fragrances for our VIP lounges in Guangzhou, Beijing, and Shanghai for passengers’ feedback. In the trial period of 15 days, we received over 7,000 feedbacks. We will roll out the Scent of China Southern based on passenger preferences.

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Hardware and software upgrades

China Southern continues to improve the lounge environment. In 2016, we renovated our Sky Pearl VIP Lounge in Shanghai Pudong Airport, and adjusted the configurational distribution of First and Business Class areas, creating a more spacious environment. Meanwhile, we have also introduced a “One-to-one” butler service providing tailor made services to our premium passengers.

Onboard services

Free onboard Wi-Fi

Free Wi-Fi service is now available on 23 international and domestic flights, covering service such as Guangzhou - Sydney, Guangzhou - Melbourne, Beijing – Guangzhou, and Beijing - Amsterdam. Passengers can request free access codes via a self-service portal on our official website, CSAIR App and official WeChat account.

Enriching choices of onboard meals

We have introduced 45 new dishes that are inspired by local cuisine. These dishes are provided and changed on a monthly basis. We have also introduced online meal selection services for a more tailor-made experience. At the end of 2016, meals can be pre-ordered on 27 routes operated by China Southern with a total order of 15,032, equivalent to 200 orders per week.

IFE upgrade

We have improved the selection criteria of IFE programs, revised layout, and display format. Meeting different demand, China Southern have developed eight programs of Sky Cinema, Sky TV, Music, Games, Kids Channel and Discovery Journey. In 2016, we rolled out two popular documentary series of Beijing Opera and The Great Wall, which were both well received by our passengers.

Optimize overall in-flight experience for Premium Economy passengers

We have upgraded our Premium Economy products on flights from Guangzhou to New York, Los Angeles, Brisbane, Moscow, Vancouver, and Dubai. Passengers can now enjoy wider seats, IFE with a greater selection of programs and improved catering services.

Transit service

Free accommodation for transit passengers

Passengers flying on connecting flights operated by China Southern via Guangzhou with a connecting time between 8 to 48 hours can now enjoy free accommodation services provided by us. This service is bookable both online and at transit counters. Premium accommodations will be provided to passengers traveling on business and first classes, Sky Pearl Club Silver and Gold members, as well as SkyTEAM Elite and ElitePlus passengers.

Free Guangzhou tour for transit passengers

Travel products are provided to passengers who do not wish to stay at a hotel. Passengers meeting the free transit accommodation conditions can choose to change to travel products. Foreign passengers are provided with free Guangzhou day tour.

Fast-track service

China Southern introduced Fast-track custom and border clearance services at London Heathrow, Paris Charles de Gaulle, and Sydney Kingsford Airports. Passengers can make use of the Fast-track lane at the security check and border control at these airports and save significant queuing time.

[LINK] Rich membership benefits

Our Sky Pearl Club launched Members Day, Lowest Price Guarantee, Mileage Extension Program, Extra Mileage Reward Program, and many other diversified membership products and benefits. At the end of 2016, our Sky Pearl Club member had reached over 30 million.

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8.3	People First

China Southern upholds the service culture of "People first, Life foremost”, and actively promotes the humanistic care of passengers, develops a comprehensive system of programs to ensure that passenger caring is implemented in actions.

8.3.1	Timely support to onboard medical emergencies

China Southern issued the Guideline for the Treatment of Onboard Medical Emergency of Passengers (referred to as “Guideline”) after careful review and analysis of previous onboard medical emergency cases and started a large recruitment campaign for in-flight medical volunteers to ensure passengers can receive professional and timely help during a medical emergency.

Standardizing the requirement of supporting passenger onboard medical emergencies. China Southern has clearly raised the general principle of “treating life above all, providing active support, taking the initiative to comfort, showing respect to passengers" in the Guideline. We have given full authority to our onboard staff that they shall actively participate in medical support under any circumstances when a passenger is suffering from medical emergencies onboard.

Launching the In-flight Medical Volunteer Program. China Southern took the lead in the industry to launch an In-flight Medical Volunteer Program. In cooperation with the NHFPC of China, we initiated nationwide recruitment campaigns for medical practitioners to become our in-flight medical volunteers. We encourage qualified medical practitioners to join this program and provide emergency treatment to passengers suffering from medical conditions onboard by providing rewards such as air miles. By the end of 2016, we received 2,776 applicants, 2,448 of them were qualified and had become a member of our volunteers, 4,172 volunteer travel notifications had been sent by the Service Control Centre.

[LINK]: 58 tons of fuel jettison in exchange for the safety of a passenger

October 19, a passenger onboard China Southern flight CZ600 experienced sudden medical illness. The flight crew had made a quick decision and dumped 58 tons of fuels before diverting to Montreal, Canada. The passenger received timely medical treatment at Montreal and had returned to health. China Southern bore the extra fuel and landing charge of over 100 million RMB for this diversion.

[LINK]: Emergency diversion for medical emergencies

April 24 and 25, two China Southern international flights each had a case of medical emergency. The flight crew initiated contingency action and diverted to the nearest airport in Australia, hence gained valuable time for the saving of the passengers.

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8.3.2	Fast-track medical transportation

Organ transport is a race of life and time; every donation of human organs is an extension of another life. China Southern has pioneered in China to launch fast-track channel for the transportation of donated human organs. By upholding the principle of life above all, passengers traveling with donated human organs can apply for the use of this fast-track channel at any time. Meanwhile, we have established an interlinked and smooth transportation safeguarding procedure. After receiving applications from passengers, designated communication channel will be established with the passenger, and coordination with airport security check will be initiated in order to ensure a quick boarding and deplaning of the passenger.

[LINK]: China Southern issued an Advocacy on the Co-building of a Fast-track Channel for the Transportation of Donated Human Organs on May 24, with our commitment to fully support the safety, efficiency, effectiveness and openness of this fast-track channel.

[LINK]: China Civil Aviation’s first international transportation of stem cell

A passenger on flight CZ8416 from Tokyo to Changsha had applied for stem cell transportation service in advance. However, the flight was delayed due to a tropical cyclone. China Southern had requested for early departure with Tokyo dispatcher as soon as the weather condition was improved. Meanwhile, ground staff at China Southern Changsha had initiated fast-track ground reception procedure. With the help of all, we successfully guaranteed the first international transportation of stem cell in the history of China Civil Aviation.

[LINK]: 20 minutes boarding to send lifesaving stem cells

On September 16, a passenger traveling on flight CZ6583 informed our check-in counter that he was traveling with hematopoietic stem cells. China Southern had immediately launched fast-track procedure and accompanied this passenger all the way from the check-in counter to boarding gate in 20 minutes, sending a hope of life to the patient in need.

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People first, Life foremost

We have only listed a few of the life-saving cases took place on China Southern flights. “People first, Life foremost” is a solemn commitment that China Southern has undertaken to all its passengers. China Southern will continue its practice of a providing humanistic service and safeguarding passengers’ lives.

In 2016, China Southern recorded 56 cases of return-to-origin and diversion due to an onboard medical emergency. On average, one such return-to-origin or diversion occurred every 6.5 days.

In 2016, China Southern successfully supported 249 cases of transportation of donated human organ, including 71 times in Guangdong, 51 times in Henan, 23 times in Beijing, 22 times in Hunan, and many more.

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8.3.3	Passengers with special needs

China Southern is concerned about the special travel needs of children, elderly travelers, and passengers with impaired mobility, and actively provide special assistance to this group of passengers. China Southern is one of the airlines in China that offers the greatest choices of application channels for passengers with special needs.

Services for infants

Free baby bassinets are available on a number of long-haul flights. Passengers traveling with infants younger than 12 months with a height below 70cm and weight less than 12kg on flights longer than 3 hours operated by wide-body aircraft can request for bassinet service on the internet or by phone 24 hours prior to departure time. Meanwhile, we will also carry one foldable baby trolley, a cradle or a children safety seat for free.

Young passengers

China Southern has introduced a variety of personalized services with the consideration of the characteristics of our young passengers.

“Kapok Kids”

The “Kapok Kids” service is specially designed for unaccompanied children aged 5 to 12. They will be accompanied by our designated staff throughout to ensure smooth and safe journeys.

Gift Package for children

For international flights over 6 hours, all children aged between 2 to 12 are provided with a customized "SpongeBob" gift pack including cartoon edition safety card, travel puzzles, and pens, which will bring more fun to their journeys.

Exclusive channels for children

Exclusive kids channel with specially selected films, music and games are available on aircraft equipped with AVOD IFE system.

Senior passengers

A free travel-care service is provided to all elderly passengers aged 65 or above. Service request can be made up to 72 hours before take-off on our website, Customer Service Hotline or ticketing offices. After check-in, elderly passengers will be escorted to the boarding gates by designated staff. After arrival, designated staff will also escort elderly passengers to their meeters and greeters.

Passengers with special accessibility needs

Special service request for low mobility passengers can now be made both on our website and via Customer Service Hotline. Service range has expanded and request procedures have been simplified.

Mobility impaired passengers

Mobility impaired passengers can request for the transportation of electric wheelchair, as well as requesting for ground and cabin wheelchair services. We provide ground wheelchair services to assist passengers’ boarding and disembarking; we also provide specially designed cabin wheelchairs to be used by passengers onboard to provide a seamless connection from ground to air.

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[LINK] Wheelchair passenger exempted to fly unaccompanied

Airlines generally do not carry wheelchair passengers without companions. However, to help Ms. Cao to visit her father for the last time, China Southern assisted Ms. Cao to purchase the next available flight and made an exemption to carry Ms. Cao onboard unaccompanied. We also arranged additional onboard wheelchair services for Ms. Cao to ensure a smooth journey home.

An SMS message from Ms. Cao:

“I greatly appreciate all your help today. In the past, I only perceive your staff as young and beautiful, but today, your staff has stricken me with their beautiful minds.”

Hearing and vision impaired passengers

Hearing and vision impaired passengers can request for unaccompanied travelers and service dog services by phone or at our sales offices. Guidance and assistance services are provided to passengers with hearing or vision impairment who are traveling alone. Service dogs are welcome onboard China Southern flights. Passengers traveling with service dogs can enjoy all promotional fares available on the market, and no extra fees are charged to their accompanied service dogs. Meanwhile, service dogs, as well as food and equipment, can be transported in the cargo hold free of charge in accordance with small animal transportation protocol.

[LINK]: Guide dog information sharing platform

China Southern has signed an agreement with Dalian Guide Dog Training Center to co-establish a guide dog information sharing platform. This platform enables visually-impaired passengers to make guide dog service request online. Visually-impaired passengers can now enjoy online processing of all services, greatly reducing their inconvenience.

Passengers with special dietary requirements

China Southern has introduced online special meal pre-order service to meet the demand of passengers with special dietary requirements, such as religious meals, vegetarian meals, and other special meals. Currently, online special meal pre-order is available on 34 domestic/international long-haul routes, providing 20 different types of special meals.

[LINK]: 58 special meals on one short-haul flight

April 5, an oversea tour group ordered 58 special meals including Vegan meals, Lacto-ovo-vegetarian meals and Muslim meals on a flight from Beijing to Xi’an. After checking with service details carefully, our cabin crew provided all special meals correspondingly and received praises from the passengers.

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8.4	Listening to Feedbacks

China Southern pays close attention to the supervision, comments, and feedbacks from passengers, and sees passenger feedbacks as an important breaking point for improving service quality and enhancing passenger satisfaction.

8.4.1	Attention to complaints

China Southern has established a variety of customer communication channels to listen to customer complaints. We hope to ensure these customer complaints are dealt with efficiently and effectively by improving complaint handling procedures and refining compensation standards.

Accepting complaints through multiple channels

•       Receive comments and suggestions by means of telephone, e-mail, WeChat, Weibo, fax, website, APP and on-site face-to-face.

Efficient complaints handling

•     Established a rapid response mechanism for customer complaints, transformed from passive handling complaints to providing proactive care to ensure that customer needs are met in the first instance.

•    Set up a "three-in-one" event handling mechanism encompassing Customer Care Centre, functional departments and the responsible unit(s) to resolve customer complaints in a coordinated and efficient manner. For major and critical cases, detailed improvement advises are issued to the unit responsible for close supervision during the improvement process.

Implementation of compensation

•     Clarify passenger compensation standards. For flight delays, lost or damaged baggage that are caused by China Southern, compensations will be offered to affected passengers according to standards.

•     Further enriching means of compensation. Based on existing types of compensations, we now provide additional options including mileage, funds, and coupons for passengers to choose from.

[LINK]: Launch of e-coupon for baggage compensation

In November, China Southern e-coupon for compensation was launched on a trial basis. Passengers can now have a choice from three compensation options of item replacement, cash compensation and e-coupon in the unlikely event of loss, delay or damage to checked baggage. The value of e-coupon is 150% of cash compensation with a validity of 2 years. E-coupon can be used on our official website and CSAIR App for ticketing paid priority seat selection, upgrade, and excess luggage purchase.

Performance data

China Southenr complaint rate (‱)
2015	0.040
2016	0.155
2016 Industry average	0.134

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8.4.2	Satisfaction Survey

China Southern continued to carry out SMS survey on passenger satisfaction. We invited passengers to rate the services they had received via SMS. All negative reviews will be followed-up. We constantly review and improve our service quality according to the comments and suggestions of our passengers.

We are closely monitoring the customers’ reviews on SKYTRAX’ website. As a world leading air service survey provider, SKYTRAX is highly reputable. SKYTRAX’ passenger surveys cover eight subjects of flight attendant services, onboard catering, cabin equipment, IFE, service during flight interruption, departure and arrival service, transit services, and baggage services. Each month, we analyze comments and ratings of our passengers and formulate improvement plans.

[LINK]: China Southern selected as the World's 80 Most Loved Airlines

SKYTRAX released its 2016 World's 80 Most Loved Airlines list based on customer reviews. Out of the 420 airlines reviewed by SKYTRAX users, China Southern ranked the 13th, which is also the top of all mainland Chinese Airlines.

[LINK]

The CAAC conducted service evaluation on Beijing Capital International Airport from November 7 to 11. As a leading service provider at Capital Airport, China Southern’s ground service received high praise from the evaluation team. Fourteen China Southern staff received the “Outstanding Service Medal” from the CAAC.

[LINK]: China Southern received praise after unannounced visits

China Service Quality Network conducted service quality inspections using the “mysterious shopper” technique. Flight CZ3119 was chosen to be inspected and received full mark after the inspection. In particular, the inspection team gave positive comments on the five key service areas of flight delays, the timing of onboard meal service, quality of onboard meals, cabin hygiene and service for passengers with special needs.

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9.	VIBRANT WORKPLACE

Labor Union

A vibrant and energetic staff team is a key factor in China's sustainable development. China Southern has incorporated the core value of "Respect to talents" into the whole process of staff recruitment, training, and management. Meanwhile, we uphold the concept of a diversity, continuously improve the professionalism of all our staff, create a harmonious and healthy working environment, advocate a positive lifestyle and help our staff to achieve their self-worth, so as to promote the mutual growth of the company and the staff team.

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9.1	Human Resources Policy

China Southern has established a comprehensive and complete human resource management policy framework, creating an open, fair and just corporate culture and working atmosphere. We provide a market competitive remuneration and benefits package to attract talents. We have also improved channels of communication and feedback to reduce the stress level of our staff.

9.1.1	Human rights protection

We strictly abide by international treaties and national laws, respect and protect human rights that are recognized by international standards, and are not involved in any such behaviors that are in violation and disregard for human rights. We are also in full compliance with all local labor protection regulations and policies, endeavor to eliminate all kinds of forced labor, child labor, and employment related discriminations. We are committed to create a fair and friendly work environment and treat each one of our colleagues without discrimination of their differences in gender, ethnicity, nationality, health status, religious, political stand and marital status. In 2016, 100% of our employees are protected by employment contracts, no violation cases of forced labor and child labor was found.

9.1.2	Composition of employees

China Southern operates and extensive international network with employees in nearly 100 cities around the world. At the end of 2016, China Southern had a total of 92,947 employees, the male to female ratio was 1.38 and the average age was 32.67. In 2016, four of our colleagues have lost their lives in the line of duty, account for 0.004% of all employees. Also 10,015* working days were lost due to work-related injuries. We are deeply saddened by the loss of four lives. Lessons must be learned from these tragedies. On the one hand, we improved safety management rules and regulations to enhance staff safety awareness and risk prevention capabilities. On the other hand, we further improved staff health and safety protection system, purchased additional commercial insurance policies for our employees, strengthened health and safety education among our employees in order to prevent such incidents from happening again.

In recent years, China Southern launched a number of new services to Australia and Southeast Asia. In order to meet the service requirement of new routes, we recruited foreign talents in oversea countries such as Australia and Malaysia. We now have 1,349 non-Chinese employees, 1.45% of all exmployees.

Statistics of Employees

		Number of employees	Share
By gender	Female	39,005	41.96%
	Male	53,942	58.04%

	Flight crew	8,126	8.74%
	Cabin crew (incl. Air Marshals)	18,177	19.56%
	Air Police	2,040	2.19%
	Maintenance and engineering	15,078	16.22%
	Operation control	2,397	2.58%
By types of duty	Passenger service	9,354	10.06%
	Cargo	6,683	7.19%
	Ground Service	9,738	10.48%
	IT	1,330	1.43%
	Finance	2,429	2.61%
	Others	17,595	18.93%

	Guangzhou	22,147	23.83%
By region	China (excl. Guangzhou)	69,437	74.71%
	Overseas	1,363	1.47%

	Below 30	47,293	50.88%
By age group	31-40	25,049	26.95%
	41-50	16,172	17.40%
	51 and above	4,433	4.77%

	Percentage of employment contract coverage	100%	—
Other statistics	Percentage of social insurance coverage	100%	—
	Number of new employees	5,573	—
	Number of non-Chinese employees	1,189	—

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9.1.3	Remuneration and benefits

In the process of development, China Southern has gradually established a remuneration strategy that is compatible with its development strategy. The remuneration strategy is based on the principle of legitimate, fair, efficient, harmonious, while the remuneration distribution system is based on post wage, guided by market value and centered around the core of performance evaluation.

In 2016, China Southern actively promoted the unified employment system that is based on the post. We have unified the career development path, and basic remuneration and benefit of employees with long-term contracts and seconded employees with short-term contracts in all ground service positions. We have achieved a systematic transformation from managing employees’ types of employment to managing type of positions.

By the end of 2016, China Southern had signed long-term employment contracts with 1,566 outstanding employees on seconded short-term contracts. The income level of our staff has increased, the percentage of resignation has decreased, and the sense of belonging among our employees have been enhanced.

Quote from a staff Chen Meng:

“After the implementation of unified employment at Ground Service Division, I worked really hard and was promoted. Now I got raises in both my salary and housing funds, and I have a contribution to corporate annuity, I am feeling that I now have a future at the company.”

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Remuneration System	Senior management	Annual remuneration package, including basic salary and performance based bonus
	Flight and cabin crew	Basic post wage and pay based on flight hours
	Ground staff	Post and performance bi-level remuneration package, including basic post wage, bonuses based on corporate performance and personal performance
Benefit System	Basic benefits	Basic pension, basic medical insurance, supplementary medical insurance, work-related injury coverage, maternity insurance, unemployment insurance, personal accident insurance, corporate annuity, housing provident fund
	Paid leaves	Legal holidays, maternity leave, nursing leave, nursing leave, paid annual leave, family leave, marriage leave, sick leave, birthday leave, funeral leave and etc. Special arrangements on leave days can be made under certain family conditions
	Additional benefits	Annual health check, Pilots Disability Loss of License insurance, special payment during excessive summer heat/winter cold, CAAC Mutual Fund for Severe Illnesses, Maternity rooms and Nursing rooms
	Special benefits	Employee ticket allowance, group-purchase services

[LINK] Group purchase for employees

China Southern founded a Group Purchase Committee to make the most of China Southern’s scale and brand to provided discounted products to its employees, hence bringing the best products at the best prices. We actively promote group-purchase information to our employees. In 2016, Contract negotiations were held with over 182 providers, 24 group purchase agreements were signed and 64 agreements were renewed. 213 group-purchase information were disseminated on our group purchase website, which attracted over 130,000 hits from our colleagues, which saved over 10 million RMB for our colleagues.

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9.2	Training System

The principles of China Southern training system are 1) to support corporate development strategy, 2) to closely connect to business needs, 3) to consolidate human resource policies, and 4) to enhance human resource quality. Based on these principles, we have implemented training lessons and the creation of instructor system to enhance training quality and efficacy with a standardized training mechanism in order to ensure the continuous growth and improvement among the employees.

9.2.1	Innovative courses

Closely following the trend of digital-based and mobile-oriented, China Southern has created an innovative learning resource platform with integrated contents in cultural transmission, technical training, test and evaluation, experience sharing and knowledge management. In order to ensure the applicability of the training system, we have also implemented a life-cycle management to the development, launch, operation, update and removal of training materials. In the year of 2016, nearly 2,000 training items.

[LINK] E-learning APP upgrade

In 2016, China Southern revamped its E-learning APP, added push notification function to provide tailor-made training programs. Take the “380 Talent Scheme” as an example, the newly revamped APP is now able to provide push-notification, online sign-up, learning evaluation, assignment upload and group discussion functions.

[NOTE]: The “380 Talent Scheme” is the strategic objective on the preparation of management talents. 300 members from the middle management and 80 members from the senior management are selected for intensive focal training in this scheme. The aim of this scheme is to build a highly qualified, sufficient and reasonably structured management team.

9.2.2	Training modes

China Southern provides differentiated and personalized training programs to employees on different levels and different positions to help and enhance capabilities and professionalism. In 2016, China Southern has conducted over 10,072 training courses, with nearly 680,000 person-time of participation. Training coverage has reached 83.88% of all employees.

Training for managerial staff	Continuing the implementation of “380 Talent Scheme”. 129 sessions of managerial staff training had been conducted in 2016 with the participation of 3,915 person-time.
Training for professional staff	Conducted certificate and technical training to the professional staff of flight, cabin, maintenance, and operational control. Enhanced training on international abilities of oversea general managers, sales managers, freight managers and station managers.
Training for young staff	Established a Young Employees Advisor Program. Senior employees are selected as mentors for newly recruited young employees, providing guidance on career planning, business capability building, and lifestyle advice. Over 4,100 advisors have been selected in 2016, 5,600 advisor-advisee pairs have been formed.
Training of foreign language	Focus on English learning by English Club and the “Two One-hundred” English Training Camp.

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Employee Training Data		Training coverage rate	Average training hour per person (hours)
By gender	Female	85.09%	89.6
	Male	83.00%	100.4

	Flight	91.94%	47.1
	Service	98.03%	132.6
	Administration	70.03%	40.0
	Operation control	89.11%	107.0
By types of duty	Maintenance and engineering	92.34%	198.9
	IT	68.00%	25.6
	Marketing and sales	57.46%	92.6
	Miscellaneous	87.28%	59.7
	Professional functions	32.99%	18.0

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9.3	Health Management

China Southern attaches great importance to the physical and mental health of its employees. We are striving to create a safe, healthy and comfortable working environment and a complete health and safety protection system for our employees.

9.3.1	Health check

Annual health check. Each year, we organize health check for all our employees, helping our colleagues to identify, diagnose and treat common conditions as early as possible. We also provide a personalized healthcare plan for our employees based on their health check results. In 2016, 27,861 flight and cabin crew members and 60,974 ground staff made use of the health check services.

[LINK] By reviewing health check statistics of recent years, we have identified a trend in the increase of occupational conditions. In order to improve the health condition of our frontline colleagues, we have initiated the formulation of the Health Guidebook for China Southern Employees, providing detailed guidelines for the prevention and treatment of common occupational diseases and help to raise awareness of personal health and safety among our employees.

[LINK] We released the Statistical Report on Female Employees Health Check 2011-2016 analyzing the health trend of female employees in the past six years. This report provides an analysis of the cause of common female health issues, as well as prevention and treatment guidelines.

Promotion of health. In order to raise healthcare awareness and to prevent diseases, we have organized a series of health promotional events. In 2016, we held 109 health seminars to new cabin crew members and captains, as well as 560 talks to flight and cabin divisions.

Upgrade of medical care. China Southern Guangzhou Health Management Centre has teamed up with Tier-3A hospitals in Guangzhou (the highest level of hospital) by the establishment of WeChat communication channels, and has formulated the Detailed Implementation Plan for the Arrangement of Surgical Operations of Flight and Cabin Crew Members in order to ensure timely and effective treatments for our onboard colleagues. Meanwhile, we have issued prevention and treatment plans targeting the high diagnostic rate of Hyperlipidemia and stones in the urinary system among the flight crews.

Performance data

Annual health check coverage rate: 94%

9.3.2	Counselling service

Mental health coaching. We have set up a mental health support team who gives talks on mental health issues regularly to Flight Division providing information and seminars to the entire flight crew. This team aims to raise the awareness of mental health issues among our flight crew members and to promote general mental health level.

EAP Scheme. EAP stands for Employee Assistance Program. We have hired counselors from qualified counseling agencies to provide counseling services to our staff. In addition to face-to-face sessions, we have also set up 24-hour support hotlines. This hotline has accumulated conversation hours of 220 in 2016. We have held 41 group therapies as well as one large-scale seminar, and have also delivered 30,000 information booklets.

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[LINK] Our colleagues usually suffer from higher stress level during the peak seasons due to the high number of flights, extreme weathers and delays encountered. For the higher-risk groups of the flight crew, maintenance engineers and dispatchers, we have specially designed Stress Management Training Camp. For frontline staff such as cabin crew members, ground service teams and customer hotline representatives, we have designed training on the identification of passengers’ mood. Additionally, we held “Life and healthy living” series of activities to help our flight crew members to relieve their stresses.

9.3.3	Public hygiene

Epidemic prevention and control. We closely monitor the development of major epidemics at home and abroad and timely release professional guidance. We have issued ten Epidemic Briefing in 2016, covering the status, prevention, and control of public epidemics such as the Zika Virus, Dengue Fever, MERS, Yellow Fever, Noro Virus and Avian Flu, so as to ensure the health of our staff and passengers.

[LINK] Responding to the imported case of Zika Virus that was found in China in early 2016, we conducted specialized training on the prevention and control of Zika Virus. Mosquito repellent and other protective materials have been distributed to our staff to enhance self-protection.

Food safety. We selected 48 internal catering units as food safety monitoring targets to carry out food safety inspections. In order to ensure the food standard for our staff, we unified all food safety standards and conducted regular tests on Coliform Bacteria and ultraviolet light intensity. In 2016, we have sent 1,224 person-time of food safety inspectors, conducted 719 unit-time inspections to catering service providers; held food safety training to 1,355 person-time participants and seven canteens in Guangzhou was awarded Grade-A in food safety.

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9.4	Creating Harmony

9.4.1	Communication and dialogue

China Southern values opinions and feedbacks from employees. We strive to create sincere and open communication channels, have established a number of communication platforms to bridge the gaps between management and employees.

•	To improve a democratic and open management mechanism in the form of Employee Representatives Assembly. To encourage employees’ participation in corporate management.
•	Launched the WeChat public account of “China Southern Staff e-Family” to promote the interaction and communication between the Labor Union and the employees. In particular, a “suggestion and comments” function has been added enabling round-the-clock feedback from employees.
•	Launched the WeChat public account of “China Southern Staff Service Centre”, enabling quick access to Social Security information, housing, internal recruitment, Household Registry information and staff tickets.
•	Launched the online “Mailbox of HR General Manager”. Staff can send their questions, suggestions, and comments directly to this mailbox with regards to human resource policies. The Human Resource Division will respond to all queries within a predefined time limit.

9.4.2	Care for employees with special needs

We encourage a working culture that promotes caring and friendliness. We offer assistance to our colleagues in need and provide sincere services to create a vibrant and caring working environment.

Care for female employees. We strictly implement national regulations on maternity and nursing leaves. We have built Mother’s Rooms that are sanitary and comfortable for female employees with breastfeeding needs. These Mother’s Rooms are equipped with special refrigerators, folding tables, and chairs. At the end of 2016, nearly 50Mother’s Rooms have been put into operation.

Care for retirees. China Southern cares for the welfare and health conditions of retired employees. We have designed personalized healthcare plans for retired employees providing guidance on hospital visits and the correct use of medications. We also provide home delivery services of medications to mobility impaired retirees.

Care for employees in difficulties. China Southern has established Mutual Fund for Critical Illnesses of Female Employees and Mutual Fund for Critical Illnesses to offer help to colleagues suffering from unfortunate difficulties.

[DATA]

CAAC Mutual Fund for Critical Illnesses for Female Employees provided medical aids of 385,000 RMB to 34 colleagues

China Southern Mutual Fund for Critical Illness provided financial support of 877,200RMB to 160 employees. In which, 63 colleagues received medical aids of 779,200RMB, while 98 colleagues received consolation money of 98,000RMB.

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9.4.3	Enrich recreational activities

The balance of life and work is of great concern to China Southern. We organize various interesting cultural and recreational activities to enrich the lives of our staff and enhance their sense of happiness and belonging.

Vibrancy – Running for Sun

“Sunshine Southern” Marathon started in Guangzhou this May. This was the first staff marathon race for China Southern staff. Nearly 2,000 staff from China Southern around the world participated in the race online and offline, relaying the spirit of the marathon and “Sunshine Southern” in 78 cities around the world simultaneously.

Culture – Coloring for Life

The first Staff Cultural Festival was launched across our branches from April and May. This festival brought fun and enjoyment to staff and their families through various events of story-telling, hiking, fun games, and photography contest.

Sports – Exercising for Health

The China Southern Badminton Tournament was held in April. Over 360 participants from 45 teams to compete in the tournament. We have also upgraded the facilities of the Staff Recreational Club Fitness Centre by adding more fitness equipment and hiring certified trainers to meet different training demand of our staff.

Intelligence – Applauding for Brainpower

We held the Brainpower Game in November with competitions such as Chinese Chess and the Game of Go. 184 participants competed using their brainpower.

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10.	SOCIAL INCLUSION

The society is the foundation for the growth of a company; the sense of responsibility is the drive behind a company’s effort to bring contributions back to the society. China Southern upholds the principle of returning to the society. This year, in particular, China Southern has committed in the areas of poverty alleviation with targeted measures, undertaking urgent and critical transportation tasks, and participation in cultural and volunteering services. We are making every use of our unique strength to achieve co-development with the society and the goal of social harmony.

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10.1	Targeted Poverty Alleviation

China Southern actively implement the national policy on poverty alleviation and carry out targeted measures in poverty alleviation. By utilizing the wide network coverage of an airline company and a large number of professionals with a different background, we work closely with less developed regions to help cultivate economic drives based on each region’s own specialty and to help the less fortunate people with motivation and skills to improve life quality.

We have paired with localities including Fuchong Village, Hengche Town, Qichun County, Huanggang City of Hubei Province and Gytograk Village of Pixina County, Hotan, Xinjiang Uygur Autonomous Region. In consideration of the local situation, strengths, and weaknesses, we have assigned residential aiding volunteers to improve the sustainable development drives of the local economy with a series of poverty alleviation measures, also hoping to improve the life quality of local residents.

Poverty alleviation with infrastructure

Infrastructure is critical to improving the accessibility of less developed regions and the life quality of local residents. In Luoshan Village, Liansha Town, Fuchuan County of Guangxi Province, we have invested 250,000 RMB in infrastructure construction projects such as road surface hardening. In Xincheng City, we have built 9 village houses while refurbished 10 existing ones to improving the living condition of local residents.

Poverty alleviation with industrial development

China Southern helps local villages to develop their own industries based on local conditions. Meanwhile, taking advantage of our own strengths in marketing and sales, we help local residents to expand marketing channels to increase revenue. In Fuchong Village of Hubei Province, we assisted in 14 projects such as the introduction of the photovoltaic industry and specialized farming and livestock breeding. Furthermore, we promoted the sales of local products by the use of WeChat and other e-commerce platforms in connection with local e-commerce businesses.

Poverty alleviation with education

We focus on the education difficulties faced by young children of the less developed regions. We strive to assist in resolving schooling issues by means of one-to-one help and donations. 50 employees of our Northern Branch have paired up with 50 households in poverty, and fund the education of their children. The volunteers of our Hubei Branch organized one-to-one assistance at Fuchong Village, as well as other activities such as school visits and celebration on Children’s Day.

[LINK]

In January 2016, China Southern held a series of activities such as charity sales and charity auctions with the theme of "Warming this winter with love". During the events, we have raised over 37,000 RMB from our staff. The raised fund has now been donated to the children in Tibetan region.

[Performance]

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Overall: In 2016, China Southern assigned the third residential aiding team (5 team members, including 1 senior manager of Xinjiang Branch) to Pishan and Moyu Counties. China Southern invested 8.21 million RMB (China Southern Group) for targeted poverty alleviation projects, implemented 6 poverty alleviation projects, helped 1,168 registered villagers leave poverty. Our poverty alleviation work was awarded “Excellence” in the Autonomous Region’s annual assessment.

Distribution of funds: Direct investment from China Southern reached 7.54 million RMB (China Southern Group), including 328,000 on infrastructure, 3 million on industrial poverty alleviation, 2 million on culture and education and 2 million on health and medical care. Other investment and materials that were brought in my China Southern were 670,000 RMB.

Education: China Southern donated 1 million RMB education fund to Pishan County and Moyu County respectively. We also funded 258 graduate students in Pishan County and 30 in Moyu County.

[LINK] Tremendous change after three years of poverty alleviation

Gytograk Village is the poorest village in Pishan County, which is a State-level poverty-stricken county in Hotan of Xinjiang. Our Xinjiang Branch has established an aid group in 2013 and carried out a number of targeted poverty alleviation projects with staff residing at the village. Over the three years, the village has seen tremendous changes.

Infrastructure. We built 40 solar street lights illuminating village roads to improve safety and security without adding extra electricity cost to the village. Meanwhile, we have built two water reservoirs resolving water shortage of 600 acres of farmland.

Industrial development. We helped the villagers to build a "national unity forest", planting apricots, onions, potatoes and other crops. Technicians are sent to guide planting techniques on a monthly basis. We have also built an apricot drying plant while expanding the market channel of selling dried apricots. Every year, the sales of dried apricot alone would bring over 600,000 RMB of direct income to the village.

Recreational activities. We built sports and recreational facilities in the village, and organized sports and cultural events to enrich the daily life of the villagers.

Quote from Party secretary of the village Abra Kurban:

"Our village saw more changes in the past 3 years than the past 30 years. I have to thank the residential aiding team, the good policy of the Party and the help of China Southern.”

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10.2	Special Flights

Taking our professional advantage, China Southern takes initiative to undertake national mission and operated a number of major and urgent air transport tasks of international peacekeeping charter flights, government charter flights, and rescue flights.

[DATA]

In 2016, operated 80 special charter flights; 10,263 passengers transported, 342 tons of freight transported

Transportation of Peacekeeping Force

In June 2016, China Southern assigned selected crews to operate Beijing – Paris – Monrovia flight for the Peacekeeping Force. We have strictly implemented an air security contingency plan, intensified air patrols and ground monitoring, thereby successfully completed the home-returning trip of the 18th batch of Peacekeeping Force.

Test flight to Nansha

The airspace over the South China Sea is one of the busiest airspaces of international flights. Airports on Yongshu, Meiji and Zhubi reefs became operational in January and July 2016. China Southern has successfully completed the test flights mission to the new airports on Yongshu and Meiji Reefs.

Bringing martyr home

China Southern flight CZ6183 operated a special flight mission: bringing the ashes of the first female pilot of J-10 fighter jet, Martyr Yu Xu and her parents back home. The entire crew made their best effort to provide the warmest service during the flight, the captain applied the most stable flight level from ATC. After landing, all crew member wore white paper flowers and lined up to send Martyr Yu Xu away.

Transportation of suspects

In August 2016, China Southern received an urgent mission of transporting 40 suspects of cross-border telecommunication fraud. We selected elite crew members from Guangzhou and Beijing to operate this special flight, and have in particular selected two female air marshals to escort the female suspects. After 35 hours of hard work, we have successfully completed the task of transporting these suspects back to China in assistance to the Ministry of Public Security.

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10.3	Culture and Education

China Southern attaches great importance to charitable input to cultural and educational fields. We strive to promote high culture, support education and care for the growth of youth and children.

10.3.1	Promotion of culture

China Southern continues to blend cultural elements into our services, bringing intellectual enjoyment to passengers.

Celebration of Chinese New Year

During Chinese New Year 2016, China Southern prepared 300,000 celebration red packets with lucky money as seasonal greetings to passengers. Meanwhile, we also prepared a series of special New Year activities onboard as well as special New Year dishes to create a warm and celebratory atmosphere.

Nostalgia on Lantern Day

In June 2016, China Southern and CCTV has teamed up and tailor-made a special Lantern Festival TV program for Guangzhou – Auckland service named Dining back Home. This program incorporated the Lantern Festival elements, showing the theme of “oversea Chinese returning home to meals with their families” by story-telling. Our staff has also shared their special memories of foods on Lantern Festival and their stories of home.

Sinology onboard

April 23, 2016, was the 21st “World Reading Day”. China Southern brought some of the classical pieces of Chinese literature into the cabin and shared with the passengers. Taking CZ6629 as an example, our cabin crew introduced The School Sayings of Confucius and Sinology with Hu Shih onboard, exchanged views with passengers and sent the books to passengers as gifts.

Joy of Reading with China Southern

In order to encourage passengers to read and enjoy reading during the waiting time, China Southern and Dangdang.com jointly launched the “Joy of Reading with China Southern” in 2016. This scheme plans to provide 40,000 free reading materials in over 50 Sky Pearl Lounges across China in two years’ time. These reading materials are updated every month. During winter and summer holidays, we additionally give away 8,000 books that are suitable for kids reading to our younger passengers. The first batch of 3,300 classics has arrived at various Sky Pearl Lounges in mid-August covering a wide range of genres and age groups. The second batch of 3,094 books of 36 genres arrived in the second half of October. The Joy of Reading with China Southern scheme has received positive feedbacks from the passengers after its launch.

10.3.2	Supporting education

China Southern is much concerned about the education of the youth. We are dedicated to breaking the link between family income and education for the youth by means of donation, funding and other supports.

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Educational support by the “10-Fen” Care Foundation

Our “10-Fen” Care Foundation was founded on May 13, 2005. The name of this foundation has two meanings: on the one hand, “10-Fen” indicates that we inject 10 Fen (0.1RMB) with every ticket sold to the foundation; on the other hand, it also represents our full commitment to our social responsibilities and our support to charity work. Over 60 million RMB has been donated since the founding of the Foundation.

In terms of education, the “10-Fen” Care Foundation has provided over 30 million RMB of bursaries to 12,000 underprivileged students in 27 educational institutions including Tsinghua University, Peking University, Sun Yat-sen University and Guizhou University.

[LINK] In May 2016, the “10-Fen” Care Foundation became one of the first top 10 volunteer service brands of state-owned enterprises.

“Bookcase of Dreams”

China Southern Young Volunteer Association and “10-Fen” Care Foundation founded the “Bookcase of Dreams” program in 2014. It aims to provide reading spaces for students living in remote regions and residents of special communities. After three years of operation, we have raised 50,000 books, and have built 9 reading corners in China. The “Bookcase of Dreams” program is linked with the “Joy of Reading at China Southern”, all books returned from “Joy of Reading at China Southern” will be donated to “Bookcase of Dreams” providing public borrowing service to local students and residents.

[LINK] The football team supported by China Southern became a national champion

In 2014, China Southern provided support and free tickets for a local children’s football team in a remote village in Xinjiang to participate in a national tournament. This story was featured in a microfilm Dream from the heart and gained wide focus from the public.

In 2016, China Southern once again provided support and free tickets to the team. They have won the Championship in the U12 Category in the “Stars of the Future” National Children Football Tournament with a result of 11 consecutive wins.

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10.4	Integrating into Oversea Communities

In the process of fulfilling social responsibility overseas, China Southern respects the local cultural practice, and actively participates in local community activities to promote cultural exchanges and development.

Sponsoring overseas cultural festivals

As the first international sponsor partner from China, China Southern has sponsored the largest cultural festival of the southern hemisphere, the Sydney Festival for five consecutive years. In addition, we have also been the Official Airline Partner to the Melbourne Festival for the fourth consecutive year. Through the sponsorship of overseas cultural festivals, we are gradually integrating into the local communities and actively shaping a positive corporate brand image.

Sponsoring Marathon Race in East Africa

China Southern became the main sponsor and the only airline sponsor of the Masai Mara Marathon of Kenya that was held in August. This race attracted runners from Africa, Europe, North America and Asia. The event brought a sense of festivity to the local people. The Masai Mara Marathon is not only a marathon race but also a race for promoting sports, education, nature conservation and livelihood of locals. By sponsoring this major event, we have also enhanced cultural exchange and ties between the Chinese and African people.

Participating in major oversea fairs and exhibitions

In March, China Southern debuted as an independent exhibitor at the ITB-Berlin 2016. Connections have been established with over 300 travel agencies, major clients, airport and tourism boards around the world.

In May, China Southern participated in the largest professional travel fair the Australian Travel Expo (ATE) for the sixth consecutive year. With the platform of ATE, China Southern showcased its brand, route, service and safety strengths to hundreds of key global buyer and Australian partners.

In July, China Southern took part in the world’s largest business travel convention, the GBTA Convention in the United States. We have established business cooperation and connections with some of the most renowned companies in the world.

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10.5	Volunteer Services

China Southern believes that the combined power of charity and volunteering is 1+1>2. We always encourage our staff to be part of the volunteering service team to deliver caring and warmth to the society. The China Southern Young Volunteer Association is the main body of carrying out charitable and volunteering activities, it is also an important platform for the volunteers of China Southern to serve, communicate and share. Twenty branch-associations have been set up across the country. We have also founded seven service bases at Jinshazhou Public Housing Estate of Guangzhou, Weimin Primary School of Guizhou, Cenyin Primary School, Tianbei Primary School, Tianxin Qingshang Primary School and Qingyuan Sanshui Primary School of Guangdong. Over the past three years, we have organized over 80 volunteering activities with 8,000* participants and an accumulated service hours of 81,286*.

[LINK] Supporting the mass transportation during Chinese New Year

Returning home for Chinese New Year is a long-standing tradition of China. In order to provide better service during the mass transportation, China Southern has established a Volunteering Service Guidance Committee to strengthen the training of volunteers serving the mass transportation period. The training aim is to provide targeted service to people in need. During the mass transportation period, 2,213 volunteers participated in services in our various bases in the country with accumulated service hours of 13,900.

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11.	STABLE BUSINESSES

The development of the aviation industry and the socio-economic development are co-dependent. Modern day aviation is not only a fast way of transport but also an important driving force in the promotion of regional economic development. Guided by the aim of creating values for shareholders, and to ensure the preservation and appreciation of state-owned assets, China Southern is continuously reinforcing its development foundation with a creditable and efficient business operation. We are also deepening our reform following the direction of standardization and coordinated development in order to increase our overall market competitiveness.

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11.1	Business Performance

On the basis of ensuring sound operation, China Southern has been continuously improving the quality of its business operation and economic value. As a result, we have achieved satisfactory performance. In 2016, China Southern saw an operating revenue of 114.79 billion RMB, and a 7.65billion RMB net profit.

Item	2014	2015	2016
Revenue (bn RMB)	108.33	111.50	114.79
Net profit attributable to shareholders of listed companies (bn RMB)	1.81	3.89	5.06
Contribution to tax, fees and funds (bn RMB)	5.5	7.5	6.6
Total profit(bn RMB)	3.15	6.40	7.65

[LINK] China Southern signed the country’s first MoU on Personalized Tax Collection Service

In December, China Southern has signed China’s first MoU on Personalized Tax Collection Service with Guangdong National Administration of Taxation and Guangdong Provincial Local Taxation Bureau. Through this MoU, China Southern will enjoy personalized taxation services such as quick response to tax-related requests and risk and internal control system formation. Meanwhile, we can also apply for pre-adjudication to taxation bureaus before major investment, financing, merger or acquisition activities. The signing of this MoU is paradigmatic to other large corporations and has positive meanings to constructing a level, cooperative and trusting relationship between corporation and taxation bureaus.

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11.2	Efficient Operation

2016, China Southern focused on improving management standards in the facets of reinforcement of foundation, enhancement in coordination, and management of cost and risks, as well as increasing the efficiency of resource utilization, reducing management cost, controlling management risk, thereby strengthening the core competitiveness of China Southern.

11.2.1	Reinforcement the foundation

In 2016, based on the mindset of “all behaviors are guided by procedures; all procedures are guided by manuals; all manuals are implemented in actions”, China Southern has formulated operational manuals and regulations in all professional areas. So far, we have completed the final draft of 9 company-level general manuals for regulating multiple professional areas such as flight, maintenance and engineering, and operation control. Meanwhile, we are also in the process of constructing an IT platform for the manual management system. In 2016, a fundamental platform for manual management framework has been put into use, realizing the real-time tracking of systems and a simultaneous implementation of responsibilities.

Our manual system consists of 9 manuals: Safety Management Manual, Operational Manual, Passenger Marketing and Sales Management Manual, Freight Marketing and Sales Management Manual, Finance Management Manual, Human Resource Management Manual, Transportation Service Management Manual, Flight and Technical Management Manual, and Maintenance Engineering and Technology Management Manual.

11.2.2	Enhancement in coordination

2016, in conjunction with Xiamen Airlines, Sichuan Airlines and others, China Southern has adapted a synergy policy of strategic coordination, market coordination, and service and support coordination, in order to enhance internal consolidation of resources, and to continuously expand our developmental horizon, improve operational efficiency and to maximize the overall profitability of the company.

[LINK]: Building a China Southern group of brands

To promote an integrated development, China Southern aims to spend one year each on benchmarking, deep-learning and consolidating with experiences from Xiamen Airlines. In which, we have targeted five key learning tasks of 1) manual-based management, 2) cost control enhancement, 3) refined service, 4) speeding-up of consolidation, and 5) speeding-up of benchmarking with international leading carriers. We are striving to build a China Southern group of brands by taking the three steps of benchmarking and learning, integration, and exchange and enhancement.

In 2016, China Southern and Xiamen Airlines have conducted all-round cooperation and gained good progress in the areas of safety management, maintenance and engineering, cost control and ground support. Taking marketing as an example, China Southern and Xiamen Airlines have achieved market synergy by exploring the opportunities of creating a replicable marketing cooperation mode that can maximize the efficacy of airport time slot resources. In order to achieve this goal, we have deepened our network cooperation, signed Large Customers Sharing Agreement, enhanced network, and schedule coordination, and screened potential intra-competitive routes. At the end of 2016, China Southern and Xiamen Airlines realized route exchangeable rights on 133 domestic routes and commenced cooperation on major long-haul international services

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11.2.3	Management and cost control

China Southern has deepened the Comprehensive Budget Management by focusing on strengthening the control of major cost items, strengthening the centralized fund control, increasing the pressure on reducing account receivables, speeding up the clearing of non-productive inventory. Actively promote the sharing of spare parts, revitalize the stock of assets, and solve leftover issues and the separation of corporate-funded water supplies, electricity supplies, heating supplies and estate management services.

[LINK]: China Southern upgraded Cost Management System, realizing the closed-circuit operational cost management system

China Southern’s Cost Management System V2.0 was formally launched in 2016. The new system interfaces with other related business systems and realizes automatic data matching. V2.0 not only can satisfy the needs of a digitalized cost management system but also opens up the data transfer channel between departments, enabling a closed-circuit operational cost management system.

11.2.4	Risk Management

China Southern has established a sound risk management system which is capable of comprehensively controlling the main risks that may arise in the operation in order to ensure all significant risks are under control. No severe event of risk and severe property loss occurred in the year of 2016.

Financial

We have increased our input in research on economic state and market analysis, aiming to accurately position the financial market trend, to provide timely alerts on the low running of international oil price, RMB depreciation and the gradual rise of US Dollar borrowing interest rate. Meanwhile, we continue to minimize external financial risks by optimizing the currency portfolio of our debts, starting various RMB financing with low-interest rates, adjusting debt structure and conducting safer hedging businesses.

Legal

We are progressively transforming our legal system into a consolidation of risk prevention, compliance management, and legal supervision, while continuously constructing a comprehensive legal system by enhancing the practice and cultivating the culture of Rule of Law. In 2016, we deepened a legal prevention mechanism and gradually formed a complete chain of risk prevention for the following two aspects. We have achieved 100% legal review rate on rules and regulations, business agreements, and critical decisions.

Increasing the control strength on critical aspects. We have strengthened our control over major decisions, procurement management, contracts, and intellectual properties. We are persistent in full coverage of legal review, increasing control on critical aspects hence realizing closed-circuit risk prevention.

Effectively preventing legal risks in international businesses. We have carried out studies on legal risks of each individual country, completed a guidance on oversea legal risk prevention, ensured legal oversea authorization, updated authorization documents, and strictly controlled core authorization elements in order to prevent legal risks.

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Protecting intellectual property right

China Southern imposes strict control over the intellectual property rights of patents, authorship, trademarks and others to ensure that the intellectual property rights of the company are not infringed. In 2016, we actively implemented trademark registrations, successfully registered “Canton Route” in Taiwan. Meanwhile, we attach great importance to protecting our registered trademarks, resolved three trademark infringements in Shanghai, Chengdu and Zhuhai.

Internal Audit

The internal audit system of China Southern is problem and risk-oriented. We constantly improve the audit mechanism, broaden the scope of the audit, innovative audit methods, highlight the audit focus, and strengthen the internal oversight functions. In 2016, China Southern focused on economic responsibility audit, supplemented by special inspection, while taking key audits and inspections on critical projects and strengthen the follow-up management and quality control of the whole audit process to promote the company's compliance management and management improvement. In addition, we comprehensively deepened the internal control evaluation function, expanded the scope of the internal evaluation, incorporated the key and high-risk areas into the system, and further increased the depth of internal control evaluation to promote the healthy development of enterprises.

[DATA]

Indicators	2016
Number of management advice proposed after internal audit	199
Number of audits on economic responsibilities of managerial staff	23
Number of special audits	14
Number of major business procedures assessed	335
Number of minor business procedures assessed	5,726
Number of validity tests on critical risk control points	3,846
Number of assessed and validated risk control points	11,523

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Working with no corruption

China Southern earnestly implements the requirements of the Central Government to strictly control the party, unswervingly promote the work of building a clean government and anti-corruption measures to carry out a variety of education activities.

•	Strengthening supervision. To carry out early detection of corruptive behaviors, warning conversations and verbal warning. To implement discipline inspections on the persons-in-charge by the Discipline Committee, enhance the full process supervision on the selection and appointment of personnel.
•	Ensuring rectification. Strengthen the review and evaluation of rectifications of issues that were identified in previous inspections and focused on the tasks of building clean work ethics and anti-corruption. Formulated and issued Measures of Inspection by Party Committees of All-levels of China Southern Airlines (Interim) to prevent corruption with a regulated and systematic approach, promoted the thorough implementation of the “two responsibilities” and the review of “Four Forms of Decadence”, combating corruption with the zero-tolerance attitude.
•	Deepening education. Issued 2016 China Southern Reading Materials for Anti-corruption, combined with the typical cases of China Southern to raise awareness of work without corruption. Carried out discipline learning month themed “Learning the rules and regulations of the Party and be a representative in honest working”, aiming to construct an atmosphere that honors integrity, despises corruption.

[Data] In 2016, we have distributed 28,786 reading materials on working with no corruption and 291 video copies of case studies; held 530 lectures on working with no corruption with 15,749 person-time of attendees; involved 12,524 person-time of participants in the working with no corruption quiz; signed 4,300 Working with no Corruption Commitment; formulated and perfected 165 items on system building, democratic decision-making and disciplinary and supervisory works. 24 party member and cadres have been held liable for violating the “Eight-point anti-bureaucracy and formalism rules”.

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11.3	Supply Chain Management

China Southern has gradually integrated the concept of social responsibility into the supply chain management, by further improving the procurement business management processes and consolidating the supplier management mechanism to achieve mutual benefits with partners.

11.3.1	Improve procurement management

In order to strengthen management of corporate procurement and purchase, China Southern set up the Corporate Procurement Management Committee with a procurement management system based on the principles of quality, efficiency, and integrity. The committee has issued the Rules of Procurement Management, the Measures of Implementation for Procurement Management, while each department has drawn its own detailed procurement procedures. At the same time, we have also issued the Measures for Supervising Procurement (Interim) has also been issued to refine the requirement and procedure at supervisory works. In 2016, China Southern refined the procurement details of each department and developed a procurement information monitoring program. Collected and sorted 32 hot issues during the trial of the program to further improve the company procurement management system.

In 2016, we strengthened the maintenance and management of supplier database, purchaser database, inspector database and expert database. We have hired over 6,000 third-party experts and 200 internal experts for bidding assessments, ensuring that the assessment process is scientific and fair. Meanwhile, we commenced the building of a centralized procurement platform to be completed in 2017. After the launch of this platform, a full-process transparent procurement can be realized through business consolidation, integrated management, and electronic standardized operation.

[Data] 1,055 public procurement projects, an increase of 69% from last year. We have achieved a 12-year non-corruption public bidding.

11.3.2	Promoting suppliers’ fulfillment of CSR

In terms of corporate social responsibility of the suppliers, China Southern issued Supplier Code of Conduct in 2013 and has included this document as an important annex to procurement agreements. We give priority to suppliers that are active in implementing their social responsibilities as a way to encourage our suppliers to undertake business, social and environmental responsibilities.

[DATA] There were 12,459 suppliers for China Southern in 2016.

Total Supplier	Central and South China	North- eastern China	East China	North China	North- western China	Southwestern China	Hong Kong, Macau and Taiwan
12,459	4,545	1,687	2,344	1,637	1,259	837	150

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Annex

Destination Countries and Regions	Destinations
Asia 27 countries and regions

China: Mainland destinations, Hong Kong, Macau and Taiwan

Japan: Tokyo, Osaka, Nagoya, Toyama, Niigata

South Korea: Seoul, Cheju, Pusan, Cheongju, Daegu

Malaysia: Kuala Lumpur, Penang, Kota Kinabalu

Singapore: Singapore

Thailand: Bangkok, Chiang Mai, Phuket

Philippines: Manila

Indonesia: Jakarta, Denpasar

Vietnam: Ho Chi Ming City, Hanoi, Na Trang, Phu Quoc

Cambodia: Phnom Penh, Siem Reap

Myanmar: Yangon

India: Delhi

Bangladesh: Dhaka

Nepal: Kathmandu

Maldives: Male

Pakistan: Islamabad

Uzbekistan: Tashkent

Kazakhstan: Almaty, Astana

Tajikistan: Dushanbe, Khujand

Kyrgyzstan: Bishkek, Osh

Azerbaijan: Baku

Turkmenistan: Ashgabat

Georgia: Tbilisi

UAE: Dubai

Iran: Tehran

North America 2 countries	USA: New York, Los Angeles, San Francisco
Europe 8 countries

The Netherlands: Amsterdam

France: Paris

UK: London

Russia: Moscow, St. Petersburg, Novosibirsk, Vladivostok

Germany: Frankfurt

Italy: Rome

Austria: Vienna

Turkey: Istanbul (suspended due to safety issues)

Oceania 2 countries	Australia: Sydney, Melbourne, Brisbane, Perth, Adelaide New Zealand: Auckland, Christchurch
Africa 1 country	Kenya: Nairobi

ESG Aspects Index

Environmental

Aspect	Aspect number	“Comply or explain” Provisions	Location in this report
A1: Emissions	General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.

P37-P38, P41, P44-P46
	A1.1	The types of emissions and respective emissions data.	P45-P46
	A1.2	Greenhouse gas emissions in total (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P41-P42
	A1.3	Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P45
	A1.4	Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	N/A
	A1.5	Description of measures to mitigate emissions and results achieved.	P38-P40, P44-P46
	A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	P45-P46
A2: Use of Resources	General disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	P38-P39, P40-P44
	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g. per unit of production volume, per facility).	P41-P42
	A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	P44
	A2.3	Description of energy use efficiency initiatives and results achieved.	P38-P40
	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	P44
	A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	N/A

1

Aspect	Aspect number	“Comply or explain” Provisions	Location in this report
A3: Environment and Natural Resources	General Disclosure	Policies on minimising the issuer’s significant impact on the environment and natural resources.	P43-P45
	A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P43-P45

Society

Aspect	Aspect number	“Comply or explain” Provisions	Location in this report
B1: Employment	General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.

P63-P65
	B1.1	Total workforce by gender, employment type, age group and geographical region.	P63-P64
	B1.2	Employee turnover rate by gender, age group and geographical region.	N/A
B2: Health and Safety	General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.

P68
	B2.1	Number and rate of work-related fatalities.	P63
	B2.2	Lost days due to work injury.	P63
	B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	P68

2

Aspect	Aspect number	“Comply or explain” Provisions	Location in this report
B3: Development and Training	General Disclosure	Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities.	P66
	B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	P66-P67
	B3.2	The average training hours completed per employee by gender and employee category.	P66-P67
B4: Labor Standards	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	P63
	B4.1	Description of measures to review employment practices to avoid child and forced labor.	P63
	B4.2	Description of steps taken to eliminate such practices when discovered.	P63
B5: Supply Chain Management	General Disclosure	Policies on managing environmental and social risks of the supply chain.	P86
	B5.1	Number of suppliers by geographical region	P86
	B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	P86
B6: Product Responsibility	General Disclosure

Information on:

(a) the policies; and

(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.

P26-P30, P32-P34, P52
	B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A
	B6.2	Number of products and service related complaints received and how they are dealt with.	P60-P61
	B6.3	Description of practices relating to observing and protecting intellectual property rights.	P84
	B6.4	Description of quality assurance process and recall procedures.	N/A
	B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	P52

3

Aspect	Aspect number	“Comply or explain” Provisions	Location in this report
B7: Anti-corruption	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	P11-P12, P85
	B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	P85
	B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	P84-P85
B8: Community Investment	General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests.	P15-P16, P73
	B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	P16, P75-P79
	B8.2	Resources contributed (e.g. money or time) to the focus area.	P75-P77, P79

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 G4 Aspect Index

Sections in this report	GRI 4.0 Index
About this Report	G4-3、G4-17、G4-28、G4-29、G4-30、G4-31、G4-34、G4-56
Statement of the Senior Management	G4-1、G4-2
About Us	G4-4、G4-5、G4-6、G4-7、G4-8、G4-9、G4-13
Highlights of 2016	G4-DMA、G4-SO4
Responsibilities and Development	G4-16、G4-18、G4-19、G4-20、G4-21、G4-22、G4-23、G4-24、G4-25、G4-26、G4-27

Safe Operations

Safety System	G4-DMA
Safety Assurance	G4- PR3、G4-LA7
Safety Performance	G4- PR3
Safety Control	G4-14

Green Operations

Environmental Management	G4-DMA
Addressing Climate Change	G4-DMA、G4-EN3、G4-EN6、G4-EN7、G4-EN15、G4-EN16、G4-EN18、G4-EN19、G4-EN27、G4-15
Environmental Protection on the Ground	G4-DMA、G4-EN1、G4-EN8、G4-EN10、G4-EN22、G4-EN23

Sincere Services

Service Structure	G4-DMA
Service Improvement	G4-DMA、G4-PR8
People First	G4- PR3
Listening to Feedbacks	G4-DMA、G4- PR4、G4-PR5

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Vibrant Workplace

Human Resources Policy	G4-11、G4-DMA、G4-LA2、G4-LA6、G4-LA12、G4-HR3、G4-HR5、G4-HR6
Training System	G4-DMA、G4-LA9、G4-LA10
Health Management	G4-DMA、G4-LA6
Creating Harmony	G4-LA2

Social Inclusion

Targeted Poverty Alleviation	G4-EC8、G4- S06
Special Flights	G4-EC7
Culture and Education	G4-EC8
Integrating in Oversea Communities	G4-EC7、G4- S01
Volunteer Services	G4-EC7

Stable Businesses

Business Performance	G4-EC1
Efficient Operation	G4-DMA、G4-14
Supply Chain Management	G4-12、G4-DMA、G4-EC9

Annex

GRI Guidance	G4-32
ESG Guidance	G4-32

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